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09045533

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Shin Corp Public Co Ltd

*CURRENT ADDRESS

PROCESSED

MAR 11 2009

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03140 FISCAL YEAR 12/31/08

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DAT: 3/9/09

082-03140

RECEIVED

2009 FEB 25 P 1:15

Shin Corporation Public Company Limited
and its Subsidiaries

Audit financial statements

and

Audit report of Certified Public Accountant

For the year ended 31 December 2008

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Audit report of Certified Public Accountant

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2008, and the related statements of income, changes in equity and cash flows for the year then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits. The consolidated and separate financial statements of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, for the year ended 31 December 2007 were audited by another auditor whose report dated 25 February 2008 expressed an unqualified opinion on those financial statements. However, he drew attention to the fact that the Office of the Permanent Secretary of the Office of the Prime Minister (PMO) had revoked the operating agreement of ITV Public Company Limited ("ITV") as described in note 2(b) - first paragraph to the financial statements.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2008 and the results of operations and cash flows for the year then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

As mentioned in notes to the financial statements No. 2(b) and 30, as at 31 December 2008, ITV's current liabilities exceed its current assets by an amount of Baht 3,000 million and there is a deficit in excess of the share capital of an amount of Baht 2,612 million and ITV 's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Operating Agreement") was revoked by PMO as ITV did not pay the unpaid operating fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million and adjust television programs fee.

KPMG

Subsequently, ITV ceased its operations and delivered their assets under the operating agreement to PMO. ITV has filed statements of claim regarding the unpaid operating agreement totalling Baht 2,210 million plus the interest and adjust television programs fee to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern. I have expressed a disclaimer of opinion on the ITV 2008 financial statements due to the significance of the matters mentioned above. Assets and liabilities of ITV included in the consolidated financial statements as at 31 December 2008, represent 1.77% and 22.34 % of consolidated total assets and liabilities, respectively and the net value of asset of ITV included in the company financial statements as at 31 December 2008 is nil.

As discussed in note 2 to the financial statements, the consolidated financial statements have applied the change in its accounting policy for goodwill prospectively from 1 January 2008.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
20 February 2009

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2008 and 2007

Assets	*Note*	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
			(in Baht)		
Current assets					
Cash and cash equivalents	*5*	2,728,758,832	6,446,712,486	791,864,321	2,575,298,045
Current investment	*6*	1,043,633,832	-	934,639,153	-
Trade accounts, notes receivable and accrued income	*7*	1,487,435,465	1,413,779,690	-	-
Amounts due from, advances and loans to related parties	*4*	70,878,988	16,575,277	-	20,000,000
Inventories	*8*	545,076,713	540,004,730	-	-
Other current assets	*9*	505,957,381	658,659,086	17,886,140	25,156,007
Total current assets		**6,381,741,211**	**9,075,731,269**	**1,744,389,614**	**2,620,454,052**
Non-current assets					
Investments in subsidiaries, associates and jointly-controlled entities	*10*	31,237,536,630	32,690,683,964	12,502,395,997	12,514,415,801
Long-term invesment	*6*	413,063,975	26,249,938	25,000,000	26,249,938
Property and equipment	*12*	5,608,172,790	4,674,176,693	40,452,510	29,991,430
Property and equipment under Operating Agreements	*13*	17,068,637,158	18,776,370,562	-	-
Intangible assets	*14*	1,412,506,517	1,515,924,444	11,515,322	10,464,329
Deferred tax assets	*15*	569,776,054	83,658,860	-	-
Other non-current assets		563,359,087	424,074,163	6,235,723	943,579
Total non-current assets		**56,873,052,211**	**58,191,138,624**	**12,585,599,552**	**12,582,065,077**
Total assets		**63,254,793,422**	**67,266,869,893**	**14,329,989,166**	**15,202,519,129**

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2008 and 2007

Liabilities and equity	*Note*	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
			(in Baht)		
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	*16*	296,201,798	344,833,098	-	-
Trade accounts and notes payable	*17*	960,818,895	865,700,304	839,674	1,117,558
Accounts payable-equipment		215,771,027	141,159,097	-	-
Amounts due to related parties	*4*	4,636,937	11,194,437	7,379,931	3,210,107
Current portion of long-term borrowings	*16*	1,293,743,541	1,272,718,055	225,650	-
Accrued operating agreement fees		559,545,080	529,795,081	-	-
Provision for unpaid operating agreement fee and interest	*30(d)*	3,722,906,962	3,289,489,154	-	-
Income tax payable		71,738,233	1,347,884,280	-	-
Other current liabilities	*18*	765,534,922	829,117,982	57,559,334	54,621,294
Total current liabilities		**7,890,897,395**	**8,631,891,488**	**66,004,589**	**58,948,959**
Non-current liabilities					
Long-term borrowings	*16*	7,726,439,450	8,453,636,516	429,605	-
Deferred tax liabilities	*15*	139,530,863	67,122,883	-	-
Long-term account payable-equipment		816,746,710	293,499,612	-	-
Other non-current liabilities		120,734,188	99,241,661	-	-
Total non-current liabilities		**8,803,451,211**	**8,913,500,672**	**429,605**	**-**
Total liabilities		**16,694,348,606**	**17,545,392,160**	**66,434,194**	**58,948,959**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries
Balance sheets
As at 31 December 2008 and 2007

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	2008	2007	2008	2007
			(in Baht)		
Equity					
Share capital	*19*				
Authorised share capital		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid-up share capital		3,201,066,604	3,196,857,425	3,201,066,604	3,196,857,425
Reserves	*19, 20*				
Share premium		10,197,303,923	10,149,870,686	10,197,303,923	10,149,870,686
Unrealised gain on dilution of investments in a subsidiary and associates		4,088,352,032	3,998,014,312	-	-
Unrealised gain from revaluation of current investment		25,889	-	-	-
Cumulative foreign currency translation adjustment		(55,665,730)	(99,286,160)	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		19,133,557,654	22,127,020,909	365,184,445	1,296,842,059
Total equity attributable to equity holders of the Company		**37,064,640,372**	**39,872,477,172**	**14,263,554,972**	**15,143,570,170**
Minority interests		9,495,804,444	9,849,000,561	-	-
Total equity		**46,560,444,816**	**49,721,477,733**	**14,263,554,972**	**15,143,570,170**
Total liabilities and equity		**63,254,793,422**	**67,266,869,893**	**14,329,989,166**	**15,202,519,129**

SHIN CORPORATION
PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
			(in Baht)		
Revenues	*21*				
Revenues from sales of goods and rendering of services		8,917,644,052	10,359,076,708	-	-
Dividends income		-	-	8,003,385,306	8,078,345,481
Gain on sale of investment in a subsidiary and jointly-controlled entity		-	4,154,967,553	-	270,978,778
Gain on foreign exchange		-	1,044,534,368	-	-
Other income	*22*	173,968,242	250,619,356	64,297,756	49,740,216
Share of profits from investments accounted for using the equity method		6,784,675,883	7,020,151,886	-	-
Total revenues		15,876,288,177	22,829,349,871	8,067,683,062	8,399,064,475
Expenses	*21*				
Cost of sales of goods and rendering of services		7,038,622,547	7,639,060,123	-	-
Operating agreement fee		485,731,246	657,390,030	-	-
Loss on provision for unpaid operating agreement fee and interest	*30(d)*	433,417,808	382,319,291	-	-
Selling and administrative expenses		2,038,852,234	5,733,740,518	253,554,412	355,033,618
Loss on foreign exchange		369,390,747	-	-	-
Impairment loss on goodwill and investment in a subsidiary and jointly-controlled entity		60,097,701	446,971,412	86,913,500	4,940,762,836
Impairment loss on operating agreement assets		-	1,961,592,858	-	-
Directors' remuneration	*4*	28,450,675	25,675,927	16,040,000	14,623,742
Total expenses		10,454,562,958	16,846,750,159	356,507,912	5,310,420,196
Profit before interest and income tax expenses		5,421,725,219	5,982,599,712	7,711,175,150	3,088,644,279
Interest expense		(457,263,097)	(1,117,529,397)	(11,237)	(2,086,017)
Income tax expense	*25*	248,777,121	(2,361,265,131)	-	-
Profit for the year		5,213,239,243	2,503,805,184	7,711,163,913	3,086,558,262
Attributable to:					
Equity holders of the Company		5,649,358,272	960,004,762	7,711,163,913	3,086,558,262
Minority interest		(436,119,029)	1,543,800,422	-	-
		5,213,239,243	2,503,805,184	7,711,163,913	3,086,558,262
Earnings per share	*27*				
Basic		1.76	0.30	2.41	0.97
Diluted		1.76	0.30	2.41	0.96

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2008 and 2007

		Consolidated financial statements										
		Equity attributable to equity holders of the Company									Minority interests	Total equity
	Note	Issued and paid-up share capital	Warrants	Premium on share capital	Unrealised gain on dilution from investments	Unrealised (loss) gain from revaluation of current investment	Cumulative foreign currency translation adjustment	Legal reserve	Unappro-priated	Total	Minority interests	Total equity
							(in Baht)					
Balance at 1 January 2007		3,196,301,710	789,325	10,141,235,497	3,966,023,942	(4,776,127)	(142,140,018)	500,000,000	24,363,416,537	42,020,850,866	8,251,042,235	50,271,893,101
Changes in equity for 2007												
Unrealised gain on dilution from investments		-	-	-	31,990,370	-	-	-	-	31,990,370	-	31,990,370
Unrealised gain from revaluation of current investment		-	-	-	-	4,776,127	-	-	-	4,776,127	-	4,776,127
Foreign currency translation adjustment		-	-	-	-	-	42,853,858	-	-	42,853,858	-	42,853,858
Minority interests increased during the year		-	-	-	-	-	-	-	-	-	54,157,904	54,157,904
Net income recognised directly in equity		-	-	-	31,990,370	4,776,127	42,853,858	-	-	79,620,355	54,157,904	133,778,259
Profit for the year		-	-	-	-	-	-	-	960,004,762	960,004,762	1,543,800,422	2,503,805,184
Total recognised income and expense		-	-	-	31,990,370	4,776,127	42,853,858	-	960,004,762	1,039,625,117	1,597,958,326	2,637,583,443
Dividends		-	-	-	-	-	-	-	(3,196,400,390)	(3,196,400,390)	-	(3,196,400,390)
Issue of share capital												
Increased in share capital	*19*	555,715	(769,874)	8,615,738	-	-	-	-	-	8,401,579	-	8,401,579
Not exercised warrants		-	(19,451)	19,451	-	-	-	-	-	-	-	-
Balance at 31 December 2007		3,196,857,425	-	10,149,870,686	3,998,014,312	-	(99,286,160)	500,000,000	22,127,020,909	39,872,477,172	9,849,000,561	49,721,477,733

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2008 and 2007

		Consolidated financial statements										
		Equity attributable to equity holders of the Company									Minority interests	Total equity
	Note	Issued and paid-up share capital	Warrants	Premium on share capital	Unrealised gain on dilution from investments	Unrealised gain from revaluation of current investment	Cumulative foreign currency translation adjustment	Legal reserve	Unappropriated	Total	Minority interests	Total equity
							(in Baht)					
Balance at 1 January 2008		3,196,857,425	-	10,149,870,686	3,998,014,312	-	(99,286,160)	500,000,000	22,127,020,909	39,872,477,172	9,849,000,561	49,721,477,733
Changes in equity for 2008												
Unrealised gain on dilution from investments		-	-	-	90,337,720	-	-	-	-	90,337,720	-	90,337,720
Unrealised gain from revaluation of current investment		-	-	-	-	25,889	-	-	-	25,889	-	25,889
Foreign currency translation adjustment		-	-	-	-	-	43,620,430	-	-	43,620,430	-	43,620,430
Minority interests increased during the year		-	-	-	-	-	-	-	-	-	82,922,912	82,922,912
Net income recognised directly in equity		-	-	-	90,337,720	25,889	43,620,430	-	-	133,984,039	82,922,912	216,906,951
Profit for the year		-	-	-	-	-	-	-	5,649,358,272	5,649,358,272	(436,119,029)	5,213,239,243
Total recognised income and expense		-	-	-	90,337,720	25,889	43,620,430	-	5,649,358,272	5,783,342,311	(353,196,117)	5,430,146,194
Dividends	28	-	-	-	-	-	-	-	(8,642,821,527)	(8,642,821,527)	-	(8,642,821,527)
Issue of share capital												
Increased in share capital	19	4,209,179	-	47,433,237	-	-	-	-	-	51,642,416	-	51,642,416
Balance at 31 December 2008		3,201,066,604	-	10,197,303,923	4,088,352,032	25,889	(55,665,730)	500,000,000	19,133,557,654	37,064,640,372	9,495,804,444	46,560,444,816

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2008 and 2007

					Separate financial statements			
					Unrealised (loss) gain from revaluation of current investment	Retained Earning		
	Note	Issued and paid-up share capital	Warrants	Premium on share capital		Legal reserve	Unappro-priated	Total
					(in Baht)			
Balance at 1 January 2007		3,196,301,710	789,325	10,141,235,497	(4,776,127)	500,000,000	1,406,684,187	15,240,234,592
Changes in equity for 2008								
Unrealised gain from revaluation of current investment		-	-	-	4,776,127	-	-	4,776,127
Net income recognised directly in equity		-	-	-	4,776,127	-	-	4,776,127
Profit for the year		-	-	-	-	-	3,086,558,262	3,086,558,262
Total recognised income and expense		-	-	-	4,776,127	-	3,086,558,262	3,091,334,389
Dividends		-	-	-	-	-	(3,196,400,390)	(3,196,400,390)
Issue share capital								
Increased (decreased) in share capital	*19*	555,715	(769,874)	8,615,738	-	-	-	8,401,579
Not exercised warrents		-	(19,451)	19,451	-	-	-	-
Balance at 31 December 2007		3,196,857,425	-	10,149,870,686	-	500,000,000	1,296,842,059	15,143,570,170
Balance at 1 January 2008		3,196,857,425	-	10,149,870,686	-	500,000,000	1,296,842,059	15,143,570,170
Profit for the year		-	-	-	-	-	7,711,163,913	7,711,163,913
Total recognised income and expense		-	-	-	-	-	7,711,163,913	7,711,163,913
Dividends	*28*	-	-	-	-	-	(8,642,821,527)	(8,642,821,527)
Issue of share capital								
Increased in share capital	*19*	4,209,179	-	47,433,237	-	-	-	51,642,416
Balance at 31 December 2008		3,201,066,604	-	10,197,303,923	-	500,000,000	365,184,445	14,263,554,972

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
			(in Baht)		
Cash flows from operating activities					
Profit for the year of equity holders					
of the Company		5,649,358,272	960,004,762	7,711,163,913	3,086,558,262
Adjustments for					
Depreciation and amortisation charges		2,584,107,003	2,918,450,894	16,989,004	18,613,016
Interest income		(151,838,958)	(187,938,992)	(62,338,192)	(47,436,305)
Interest expense		457,263,097	1,117,529,397	11,237	2,086,017
Income tax expense		(248,777,121)	2,361,265,131	-	-
Impairment loss on goodwill and investment					
in a subsidiary and jointly-controlled entity		60,097,701	446,971,412	86,913,500	4,940,762,836
Impairment on operating agreement assets		-	1,961,592,858	-	-
Share of net results in associates		(6,784,675,883)	(7,020,151,886)	-	-
Gain on sale of investment in a subsidiary					
and a jointly-controlled entity		-	(5,533,119,368)	-	(270,978,778)
Loss on sale of invesments in a subsidiary					
and a jointly-controlled entity		-	1,378,151,815	-	-
Dividend income		-	-	(8,003,385,306)	(8,078,345,481)
Unrealised loss (gain) on exchange rates		277,955,577	(603,294,071)	-	-
Allowance for doubtful accounts		169,398,105	3,249,185,619	-	-
Amortisation cost of loans		111,245,338	114,033,403	-	-
(Loss) profit for the year of minority interest		(436,119,029)	1,543,800,422	-	-
Others		146,133,446	7,214,497	4,856,441	2,988,706
		1,834,147,548	2,713,695,893	(245,789,403)	(345,751,727)
Changes in operating assets and liabilities					
Trade accounts, notes receivable and accrued income		(259,154,732)	784,708,494	-	12,305,163
Loans and accrued interest receivable		-	2,803,809,250	-	-
Inventories		(30,962,014)	(194,416,102)	-	-
Other current assets		84,774,046	165,217,273	878,114	10,230,129
Other non-current assets		(111,859,963)	793,756,556	(469,287)	-
Trade accounts and notes payable		88,006,125	(511,167,822)	-	(2,460,101)
Accrued operating agreement fees		463,167,806	608,439,424	-	-
Other current liabilities		(209,684,607)	(826,519,314)	1,928,304	7,587,857
Other non-current liabilities		210,617,768	227,101,096	-	-
Interest received		186,077,415	171,345,044	61,465,771	50,140,086
Interest paid		(477,523,721)	(1,267,208,735)	(11,237)	(7,960,373)
Income tax paid		(120,722,444)	(296,060,416)	-	-
Net cash provided by (used in) operating activities		**1,656,883,227**	**5,172,700,641**	**(181,997,738)**	**(275,908,966)**

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
			(in Baht)		
Cash flows from investing activities					
Net cash outflow on acquisition of a subsidiary and jointly-controlled entity		-	-	(77,000,000)	(3,460,000,000)
Purchased of property and equipment		(786,418,123)	(1,279,555,853)	(22,679,220)	(8,468,413)
Purchased of other intangible assets		(90,038,880)	(52,516,440)	(5,134,099)	-
Net cash outflow on investments in property and equipment under operating agreements		-	(7,498,604)		
(Increase) decrease in current investments		(1,042,459,719)	881,730,833	(933,490,928)	81,730,833
Increase in long-term investments		(388,063,975)	-	-	-
Decrease (increase) in loans and advances to related parties		10,592,893	693,330,162	20,000,000	(19,404,483)
Net cash inflow on disposal of subsidiries and a jointly-controlled entity		-	6,543,208,152	86,500	768,128,753
Cash outflow from sale of investment in a subsidiary		(60,126,383)	-	-	-
Cash received from liquidation in a jointly-controlled entity		-	-	2,039,590	-
Cash received from decrease in an associate's capital		187,574,993	-	-	-
Cash received from sale of an other investment		-	-	137,993	-
Net cash received from disposal of equipments and other intangible assets		4,774,631	27,029,269	2,452,745	6,517,693
Dividends received from a subsidiary and associate		8,068,928,596	8,046,419,597	8,003,385,306	8,078,345,481
Income tax paid from gain on sale of investment in a subsidiary		(1,289,998,110)	-	-	-
Net cash provided by investing activities		**4,614,765,923**	**14,852,147,116**	**6,989,797,887**	**5,446,849,864**
Cash flows from financing activities					
Receipts from short-term loans		130,261,258	870,786,289	-	-
Receipts from long-term borrowings		299,088,988	51,681,037	-	-
Receipts from increase in share capital		51,642,417	8,401,579	51,642,417	8,401,579
Repayments of short-term loans		(185,118,714)	(5,221,891,984)	-	(600,000,000)
Repayments of long-term borrowings		(1,635,891,256)	(11,658,047,955)	(54,763)	(526,553)
Dividends paid		(8,642,821,527)	(3,196,400,390)	(8,642,821,527)	(3,196,400,390)
Net cash used in financing activities		**(9,982,838,834)**	**(19,145,471,434)**	**(8,591,233,873)**	**(3,788,525,364)**

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
		(in Baht)			
Net (decrease) increase in cash and cash equivalents		(3,711,189,684)	879,376,323	(1,783,433,724)	1,382,415,534
Cash and cash equivalents at beginning of year		6,446,712,486	5,571,781,530	2,575,298,045	1,192,882,511
Effects of exchange rate changes on balances held in foreign currencies		(6,763,970)	(4,445,367)	-	-
Cash and cash equivalents at end of year	5	2,728,758,832	6,446,712,486	791,864,321	2,575,298,045
Non-cash transactions					
Purchased of property and equipment and other intangible assets by liabilities		979,552,203	101,270,251	4,561,040	3,717,441
Property and equipment under finance leases		4,881,748	1,399,741	-	-

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Note	Contents
1	General information
2	Basis of preparation of financial statements
3	Significant accounting polices
4	Related party transactions and balances
5	Cash and cash equivalents
6	Other investments
7	Trade accounts, notes receivable and accrued income
8	Inventories
9	Other current assets
10	Investments in subsidiaries, associates and jointly-controlled entities
11	Investment in jointly-controlled entities
12	Property and equipment
13	Property and equipment under Operating Agreements
14	Intangible assets
15	Deferred tax
16	Interest bearing liabilities
17	Trade accounts and notes payable
18	Other current liabilities
19	Share capital, premium and warrants
20	Reserves
21	Segment information
22	Other income
23	Operating income
24	Provident fund
25	Income tax
26	Promotion privilege
27	Earnings per share
28	Dividends
29	Financial instruments
30	Contingencies and commitments
31	Significant events of Advance Info Service Public Company Limited and its Group
32	Bank guarantees
33	Events after the balance sheet date

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes form an integral part of the financial statements.

The financial statements were authorised for issue by the board of directors on 20 February 2009.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange of Thailand in August 1990

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.43% and 41.68%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Group including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Company, its subsidiaries, associates, and jointly-controlled entities (together "the Shin Group" or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising.

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Detail of the Company's subsidiaries, a jointly-controlled entities and associates as at 31 December 2008 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 2008	Ownership interest 2007
			(%)	
Subsidiaries				
Thaicom Public Company Limited and its Group	Operating transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, telephone network services in foreign countries and engineering and development services on communication technology and electronics	Thailand	41.14	41.28
ITV Public Company Limited and its Group	At present, ITV has ceased its operation *(note 30)* which operated broadcasting of UHF system, lease of equipment for program production, producing TV programs and arranging related marketing events.	Thailand	52.92	52.92
I.T. Applications and Service Company Limited	Computer services	Thailand	99.99	99.99
Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	99.96	99.96
Payment Solution Company Limited (Sold during the year)	Providing cash card service	Thailand	-	99.99
Associate				
Advanced Info Service Public Company Limited and its Group	Operating a 900-MHz and 1800-MHz cellular telephone system, payment via mobile phone, international telephone service, datakit virtual circuit switch, call center service, internet, broadband internet, internet gateway, voice over IP, IP television, distributing electronic cash card and cellular phones.	Thailand	42.67	42.72
Associate of THCOM				
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services for domestic and international communications the printing and publishing of telephone directories, the conducting classified and printing directories businesses and mobile contents	Thailand	43.48	43.48
jointly-controlled entity				
ArcCyber Company Limited (Liquidated during the year)	Internet business	Thailand	-	47.50

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The Group has obtained agreements for operation from government agencies and entities regulated by government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to act as a television broadcaster, and to provide Cellular Telephone Systems in Thailand and Cambodia and telecommunication services in the Laos People's Democratic etc. The periods of the agreements range from 10 - 35 years. Under these operating agreements, certain companies in the Group must pay fees to the relevant government agencies and entities regulated by government agencies based on a percentage of service income or at the minimum payment specified in the relevant agreements, whichever is higher. As at 31 December 2008, the remaining minimum payment as specified in the agreement is Baht 934 million in consolidated financial statement excluding ITV because ITV is in the process of dispute as discussed in note 30. In addition, certain companies in the Group, according to their agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies and entities regulated by government agencies within the periods specified in the agreements.

The principal agreements for operation are held by subsidiaries, associates and a jointly-controlled entity at 31 December 2008 include:

Agreement	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Thaicom Public Company Limited	September 2021
Radio-television broadcasting - under UHF system	Thailand	ITV Public Company Limited	July 2025 (in the process of dispute *note 30*)
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
International call	Thailand	AIN GlobalComm Company Limited	July 2026
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	September 2022
Satellite uplink-downlink	Thailand	CS Loxinfo Public Company Limited	August 2016
Jointly-controlled entities			
Fixed phone, mobile phone, international facilities and internet	Laos PDR	Lao Telecommunications Company Limited	2021
Cellular telephone system	Cambodia	Mfone Company Limited (formerly, Cambodia Shinawatra Company Limited)	March 2028

SHIN CORPORATION PUBLIC COMPANY LIMITED

CS Loxinfo Public Company Limited ("CSL") and its subsidiary received licenses to provide internet access and telecommunication services from The National Telecommunications Commission ("NTC") as follows:

Type of license	Issued Date	Period
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2008	1 year
Telecom Operation License Type III	20 December 2007	15 years
Telecom Operation License Type I	11 October 2008	1 year

According to the conditions specified by NTC, if the authorised licensee is not in significant violation of the conditions specified in the license, NTC will consider renewing the license as normal procedure.

2 Basis of preparation of financial statements

(a) *Basis of preparation of financial statements*

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The financial statements are prepared in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those TAS issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The Group has adopted the new and revised TAS which were issued by the FAP and effective for accounting periods beginning on or after 1 January 2008 as follows:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated or separate financial statements. Accounting policies for the year ended 31 December 2008 are consistent with those applied in the financial statements for the year ended 31 December 2007, unless TAS 43 (revised 2007) *"Business Combination"* that requires the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. The Group has, accordingly, changed its accounting policy for goodwill prospectively from 1 January 2008. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such

goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008, test all goodwill arising from business combinations for impairment in accordance with TAS 36 "*Impairment of Assets*". The change of accounting policy by the Group has no effect on the separate financial statements of the Company.

The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the Group's consolidated financial statements for the year ended 31 December 2008 is to reduce the charge to the statement of income resulting from the amortization of goodwill that would have been recognized under the previous accounting policy by approximately Baht 17 million. Also, the share of the net result from associates increase upon cessation of goodwill amortisation related to associates of Baht 510 million. However, in 2008, the Group has booked loss from goodwill impairment that consequently decrease the share of the net result from associates of Baht 1,516 million.

During 2008, the FAP has issued a number of revised TAS which are only effective for financial statements beginning on or after 1 January 2009 as follows:

TAS 36 (revised 2007)	*Impairment of Assets*
TAS 54 (revised 2007)	*Non-current Assets Held for Sale and Discontinued Operations*

The adoption and initial application of these revised TAS is not expected to have any material impact on the consolidated or separate financial statements of the Company.

The financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise as stated. They are prepared on the historical cost basis except as stated in the accounting policies.

The preparation of financial statements in conformity requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Group's operations and financial position of the economic. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Information about significant areas of estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is as follows:

- The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments *(note 7)*.

- Net realizable value of inventory is estimated by the expected selling price, less relevant expenses *(note 8)*.

- The estimated useful lives of fixed assets including building, property and equipment, property and equipment under operating agreements and intangible assets are based on future economic benefits of assets or, if it is shorter, the related contract term *(notes 12,13 and 14)*.

- The measurement of the recoverable amounts of building, property and equipment, property and equipment under operating agreements and intangible assets containing goodwill is assessed by the net present value of estimated future cash flow that occur from continuing to use such assets or the asset's selling price less relevant expenses, whichever is higher *(notes 12,13 and 14).*

- Lease classification where the Group assumes substantially all the benefits and risks of ownership are transferred to lessee is classified as finance leases. While leases not transferring a significant portion of the risks and rewards of ownership are classified as operating leases *(note 12).*

- The utilisation of deferred tax assets derived from tax losses are recognised to the extent that it is probable that future taxable profit will be available against such deferred tax assets which can be utilized *(note 15).*

- Provisions and contingencies are recognized when there is a probability that the Group's resources will be required to settle. Provisions are measured at the present value at the balance sheet date. *(notes 30 and 31).*

- The measurement of fair values of financial derivative; foreign currency forward contracts are determined by using forward exchange market rates at the balance sheet date. The fair values of cross currency and interest rate swap contracts are determined by using reference rate from broker at the balance sheet date *(note 29).*

(b) Financial status of ITV Public Company Limited and its Group ("ITV")

As at 31 December 2008, ITV's current liabilities exceed its current assets by an amount of Baht 3,000 million and deficit in excess of its share capital by an amount of Baht 2,612 million (31 December 2007, ITV's current liabilities exceed its current assets by an amount of Baht 2,095 million and deficit in excess of its share capital by an amount of Baht 2,167 million). In addition, as discussed in note 30 to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid operating agreement fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million. ITV has not yet paid these unpaid operating agreement fee including interest and penalty. The company's operating agreement was revoked on 7 March 2007 by the PMO therefore; the company ceased its operation at that date. In addition, the PMO claimed the undelivered value of assets under operating agreement amounting to Baht 656 million plus interest on 30 March 2007. Also, the Stock Exchange of Thailand ("SET") has suspended trading of ITV's stock. ITV is in the process of preparing development plans to resolve the cause of delisting and a plan to undertake new business and rehabilitation of the SET, which is still within the two-year time frame provided by SET for resolving of delisting. In addition, ITV is still in the arbitral proceeding regarding the unpaid operating agreement fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cost significant doubt on ITV's ability to continue as a going concern.

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets amounting to Baht 1,117 million represent 1.77% of consolidated total asset *(2007: Baht 1,325 million, 1.97%)* and liabilities amounting to Baht 3,730 million represent 22.34% of consolidated total liabilities *(2007: Baht 3,492 million, 19.90%)* of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 2,612 million as at 31 December 2008 and Baht 2,167

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

million as at 31 December 2007 has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.

However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share paid to ITV's capital. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities as at 31 December 2008 and 31 December 2007 would be reduced by Baht 2,612 million and Baht 2,167 million, respectively. The retained earnings and shareholders' equity as at 31 December 2008 and 31 December 2007 increased by Baht 2,612 million and Baht 2,167 million, respectively.

3 Significant accounting policies

(a) *Basis of consolidation*

The consolidated financial statements relate to the Company and its subsidiaries and jointly controlled entities *(together referred to as the "Group")* and the Group's interests in associates.

Significant intra-group transactions between the Company and its subsidiaries and jointly controlled entities are eliminated on consolidation.

Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Jointly controlled entities

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses combined with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

Associates

Associates are those companies in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognised further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by subsidiaries, jointly-controlled entities or associates to third parties are recognised as an unrealised gain (loss) on dilution of investment which is presented in shareholders' equity in the balance sheet in consolidated financial statements.

(b) Foreign currencies

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statements of income.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(c) Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, current investments, trade receivables, related party receivables and payables, trade payables, finance leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Derivative instruments

Derivative instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The changes in the fair value are recognised immediately in the statement of income.

Fair value estimation

The fair values of foreign currency forward contracts are determined using forward exchange market rates at the balance sheet date, cross currency and interest rate swap contract are determined by using reference rate from broker.

(d) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

(e) Trade and other accounts receivable

Trade and other accounts receivable are stated at their invoice value less allowance for doubtful accounts.
The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments. Account receivables are written off when incurred. Bad debts and doubtful accounts are recognised in the income statement as selling and administrative expenses.

(f) Inventories

Inventories are valued at the lower of cost or net realisable value. Costs are determined using the moving weighted average method except work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is estimated by expected selling price, less relevant expenses.

(g) Investments

Investments in subsidiaries, associates and jointly-controlled entities

Investments in subsidiaries, associates and jointly-controlled entities in the separate financial statements of the Company are accounted for using the cost method. Investments in associates in the consolidated financial statements are accounted for using the equity method.

Investments in other debt and equity securities

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the purchasing prices quoted by the Stock Exchange at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities are classified as general investments, presented in balance sheet at cost. Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than 3 months but less than 12 months.

Investment in held to maturity bond is presented at amortisted cost.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statements of income. When disposing, the difference between the receipt from disposal and the book value of such investments is recognised in the statement of income.

When disposing of part of the Group's holding of a particular investment in equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

(h) Property and equipment

All property and equipment is initially recorded at cost and subsequently shown at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its estimated useful lives, or, if it is shorter, the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	5 - 30
Furniture, fixtures and equipment	5 - 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	3 - 10

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The recoverable amount is calculated by using the present value of estimated future cash flow that occur from continuing to use such assets or the asset's selling price less relevant expenses, whichever is higher.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

(i) Building and equipment under agreements for operation

Building and equipment under agreements for operation comprises assets used under operational agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective agreements. Building and equipment under operational agreements are amortised on a straight-line basis over the shorter of the useful lives of the building and equipment or the remaining agreement term, based on the following useful lives:

	Years
Satellites	Designed life (14.25 - 15.75)
Satellites station, telemetry, tracking, command and monitoring equipment	5 - 27.5
Computer systems	5

(j) Intangible assets

Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Group's share of the identifiable net assets acquired over the cost of acquisition. The Group has changed its accounting policy for goodwill with effect from 1 January 2008 as discussed in note 2.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Acquisitions prior to 1 January 2008
Goodwill represents the amount recognised under the Group's previous accounting policy under which goodwill was stated at cost less accumulated amortisation and impairment losses.

Acquisitions on or after 1 January 2008
Goodwill is stated at cost. Negative goodwill is recognised immediately in the statement of income.

Subsequent measurement
Goodwill is measured at cost less impairment losses. In respect of equity accounted investments, the carrying amount of goodwill is included in the carrying amount of the investment.

Other intangible assets

Other intangible assets represent the development of iPSTAR technology, proprietary software for internal use or to service within the Group, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Other intangible assets are amortised using the straight-line method over estimated period of their benefits of related assets for a period of 3 - 15.75 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

(k) Impairment

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

Goodwill and other intangible assets with indefinite useful lives, and intangible assets not yet available for use, are tested for impairment annually or else when indicators of impairment are identified.

An impairment loss is recognised in the statement of income. The impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

Calculation of recoverable amount

The recoverable amount is the greater of the assets' net selling price or value in use. In assessing value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Reversals of impairment

An impairment loss in respect of an asset is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized only to the extent that the reversal amount does not exceed the impairment loss previously recognized.

An impairment loss in respect of goodwill is not reversed.

(l) Leases

Leases - where the Group is the lessee

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The assets acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transferring a significant portion of the risks and rewards of ownership the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

(m) Interest-bearing liabilities

Interest-bearing liabilities are recognised initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the borrowings on an effective interest basis.

(n) Employee benefits

The Group operates a provident fund, which is a defined contribution plan, the assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not record the employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

(o) Provisions

Provisions are recognised when there is a probability that the Group's resources will be required to settle. Provisions are measured at the present value at the balance sheet date.

A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

(p) Revenue

Revenue recognition

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer and service income is recognised as services are provided. No revenue is recognised if there is continuing management involvement with the goods or there are significant uncertainties regarding recovery of the consideration due, associated costs or the probable return of goods.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the services is provided to customers.

Revenue from leases of equipment is recognised in the period at the rate specified in the lease contract.

Revenue from the production of advertising materials is recognised upon completion. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from advertising on television is recognised upon broadcasting and airtime rental is recognised when the program is broadcasted.

Interest income is recognised on an accrual basis unless collectability is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

(q) Expense

Operating leases

Payments made under operating leases are recognised in the statement of income on a straight line basis over the term of the lease.

Finance costs

Interest expenses and similar costs are charged to the statement of income for the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale. The interest component of finance lease payments is recognised in the statement of income using the effective interest rate method.

(r) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of income except to the extent that it relates to items recognised directly in equity.

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date.

Deferred tax

Deferred tax is provided, using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes using tax rates enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that the related tax benefit will be realised.

4 Related party transactions and balance

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

Significant transactions for the years ended 31 December 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Sales of goods and services				
Subsidiaries				
Interest received	-	-	-	8
Dividend received	-	-	42	117
Sale of asset	-	-	1	3
	-	**-**	**43**	**128**
Associates				
Computer services income	94	104	-	-
Advertising income (Gross 2008: Baht 1,418 million 2007: Baht 1,475 million)	460	481	-	-
Rental income and others	59	64	-	-
Dividend received	8,136	8,046	7,961	7,961
	8,749	**8,695**	**7,961**	**7,961**
Jointly-controlled entity				
Rental income and others	42	21	-	-
	42	**21**	**-**	**-**
Related parties				
Sale of investment in a subsidiary	-	6,709	-	-
	-	**6,709**	**-**	**-**
Purchase of goods and services				
Subsidiaries				
Computer & management services	-	-	3	3
Advertising expenses and others	-	-	15	20
	-	**-**	**18**	**23**
Associates				
Rental and other expenses	41	43	1	1
	41	**43**	**1**	**1**
Jointly-controlled entity				
Advertising expenses and others	6	6	-	-
	6	**6**	**-**	**-**

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Related parties				
Rental and other expenses	19	107	-	-
	19	**107**	-	-
Directors' remuneration	28	26	16	15
	28	**26**	**16**	**15**
Dividend paid				
Major shareholders	8,307	3,077	8,307	3,077
Directors	1	-	1	-
	8,308	**3,077**	**8,308**	**3,077**

Balances as at 31 December 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Trade accounts and notes receivable - related parties				
Associates	400	305	-	-
Jointly-controlled entity	12	21	-	-
Total	**412**	**326**	-	-
Accrued income - related parties				
Associates	23	14	-	-
Jointly-controlled entity	2	11	-	-
Total	**25**	**25**	-	-
Amounts due from and advances loans to related parties				
Subsidiaries	-	-	-	20
Associates	69	-	-	-
Jointly-controlled entity	2	17	-	-
Total	**71**	**17**	-	**20**

Movements during the years ended 31 December 2008 and 2007of loan to subsidiaries were as follows:

	Separate financial statements (in million Bath)	
	2008	2007
At 1 January	20	-
Addition	18	720
Repayment	(38)	(700)
At 31 December	-	**20**

The Company granted an unsecured loan to Payment Solution Company Limited ("PSC") and Capital OK Company Limited ("OK").The interest rate was 5.75% per annum which was 3.5% above the average rate of the three-month fixed deposit rate of three major banks.

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Trade accounts and notes Payable - related parties				
Associates	34	34	-	-
Related parties	5	1	-	-
Total	**39**	**35**	-	-
Amounts due to related parties				
Subsidiaries	-	-	7	3
Associates	-	2	-	-
Jointly-controlled entity	3	6	-	-
Related parties	2	3	-	-
Total	**5**	**11**	**7**	**3**
Other current liabilities - related parties				
Subsidiaries	-	-	-	2
Associates	28	61	-	-
Total	**28**	**61**	-	**2**
Other non-current liabilities - related parties				
Associates	16	31	-	-
Total	**16**	**31**	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Warrants granted to directors *(note 19)*

Directors' remuneration

Directors' remuneration represents monthly allowance, bonus and meeting allowance which paid to chairman of the board, independent directors, non-executive directors as approved by the shareholders of the Group and the Company.

Commitments and other agreements with related parties

As at 31 December 2008, the significant commitments with related parties are as follows:

1. As at 31 December 2007, the Company had a contingent liability for a loan guarantee for a subsidiary in the amount of Baht 20.5 million *(As at 31 December 2008: nil).*

2. As at 31 December 2007, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 807 million *(As at 31 December 2008: nil).*

3. The Company, certain subsidiaries and associates had entered into agreements with a subsidiary, under which the subsidiary was committed to maintain accounting programme service for a period of approximately one year to five years with an option to renew. The Company, subsidiaries and associates were committed to pay the subsidiary for services in respect of the agreements at approximately Baht 74.28 million per year *(2007: approximately Baht 103.19 million per year).*

4. A subsidiary had entered into an agreement with an associated company, under which the associated company was committed to provide uplink data service for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately Baht 16.15 million *(2007: approximately Baht 25.94 million).*

5. A subsidiary had entered into an agreement with a jointly-controlled entities, under which the jointly-controlled entities was committed to responsible for ensuring the IPSTAR gateway System perform in accordance to the industry standard for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately USD 0.88 million *(2007: approximately USD 1.08 million).*

6. A subsidiary had entered into agreements with associates and jointly-controlled entities, under which a subsidiary was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Associates and jointly-controlled entities were committed to pay a subsidiary for the service of the agreements at approximately USD 1.36 million *(2007: approximately USD 3.35 million and Baht 1.71 million).* The service fees of some contracts vary to the actual used or installed user terminal at the rate stated in the contract.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

5 Cash and cash equivalents

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Cash on hand	47	74	-	-
Cash at banks and financial institutions	842	774	127	134
Time deposit, bills of exchange and promissory notes	1,840	5,599	665	2,441
Total	**2,729**	**6,447**	**792**	**2,575**

The weighted average effective interest rate of bank deposits, time deposits, bills of exchange and promissory notes was 1.92% per annum *(2007: 3.11% per annum)* on a consolidated basis and 2.48% per annum *(2007: 2.95% per annum)* on the Company basis.

6 Other investments

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Current investments				
Marketable securities- available for sale	62	-	-	-
Held to maturity bond due within a year	115	-	99	-
Promissory notes	100	-	100	-
Cash at banks - time deposit	230	-	200	-
Bills of exchange	536	-	536	-
	1,043	**-**	**935**	**-**

The weighted average effective interest rate of promissory notes, time deposit and bill of exchange was 3.80% per annum on a consolidated basis and 3.78% per annum on the Company basis.

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Other long-term investments				
Held to maturity bond	388	-	-	-
Investment in other company	25	26	25	26
Total	**413**	**26**	**25**	**26**

The movements in the marketable securities - available for sale as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
At 1 January	-	80	-	80
Additions	528	-	-	-
Desposal	(466)	(80)	-	(80)
At 31 December	**62**	-	-	-

The Movements of Held to maturity bond are as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
At 1 January	-	-	-	-
Additions	1,139	-	735	-
At 31 December	**1,139**	-	**735**	-

7 Trade accounts, notes receivable and accrued income

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in million Baht)			
Trade accounts and notes receivable					
Related parties	*4*	412	326	-	-
Other parties		1,486	1,365	-	-
Accrued income					
Related parties	*4*	25	25	-	-
Other parties		152	101	-	-
		2,075	**1,817**	-	-
Less allowance for doubtful accounts		(588)	(403)	-	-
Net		**1,487**	**1,414**	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Aging analyses for trade accounts and notes receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Within credit terms	826	587	-	-
Overdue:				
Less than 3 months	196	327	-	-
3 - 6 months	209	171	-	-
6 - 12 months	96	115	-	-
Over 12 months	571	491	-	-
	1,898	**1,691**	-	-
Less allowance for doubtful accounts	(588)	(403)	-	-
Net	**1,310**	**1,288**	-	-

8 Inventories

	Consolidated financial statements	
	2008	2007
	(in million Baht)	
Raw materials	85	136
Work in process	13	7
Finished goods	455	414
Goods in transit	45	23
	598	**580**
Less allowance for obsolete inventories	(53)	(40)
Total	**545**	**540**

9 Other current assets

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Prepaid expenses	236	209	3	4
Income tax receivable	32	124	7	9
Advance payments	46	121	-	-
Deposits	34	29	-	-
Accrued income receivable - others	30	26	-	-
Accrued interest receivable	17	52	7	6
Debtor - others	-	6	-	5
Others	111	92	1	1
Total	**506**	**659**	**18**	**25**

10 Investments in subsidiaries, associates and jointly-controlled entity

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
At 1 January	32,691	33,681	12,514	14,491
Share of net profits of investments - equity method	6,785	7,020	-	-
Increased in investments	-	-	77	3,460
Disposal of investment in a subsidiary and a jointly-controlled entity	-	-	-	(491)
Impairment loss of investment in a subsidiary	-	-	(87)	(4,946)
Dividend received from associates	(8,136)	(8,046)	-	-
Reduction in par value in an associate	(188)	-	-	-
Received from liquidation of a jointly-controlled entity	-	-	(2)	-
Unrealised gain on dilution from investment in an associate	86	36	-	-
At 31 December	**31,238**	**32,691**	**12,502**	**12,514**

Investments in subsidiaries, associates and jointly-controlled entity as at 31 December and dividend income from those investments for the years ended 31 December were as follows:

	Consolidated financial statements									
	Ownership interest		Paid-up capital		Cost method		Equity method		Dividend income for the years	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	(%)		(in million Baht)							
Associates										
Advanced Info Service Public Company Limited	42.67	42.72	2,962	2,958	8,807	8,807	31,038	32,195	7,961	7,961
CS Loxinfo Public Company Limited	43.48	43.48	157	627	1,481	1,669	200	496	175	85
Total			3,119	3,585	10,288	10,476	31,238	31,691	8,136	8,046

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for the years	
	Separate financial statements											
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	(%)						(in million Baht)					
Subsidiaries												
Thaicom Public Company Limited	41.14	41.28	5,480	5,462	3,613	3,613	-	-	3,613	3,613	-	-
ITV Public Company Limited	52.92	52.92	6,033	6,033	3,297	3,297	(3,297)	(3,297)	-	-	-	-
I.T. Applications and Services Company Limited	99.99	99.99	10	10	10	10	-	-	10	10	42	17
Matchbox Company Limited	99.96	99.96	9	9	72	72	-	-	72	72	-	100
Payment Solution Company Limited	-	99.99	-	550	-	10	-	-	-	10	-	-
			11,532	12,064	6,992	7,002	(3,297)	(3,297)	3,695	3,705	42	117
Associate												
Advance Info Service Public Company Limited	42.67	42.72	2,962	2,958	8,807	8,807	-	-	8,807	8,807	7,961	7,961
			2,962	2,958	8,807	8,807	-	-	8,807	8,807	7,961	7,961
Jointly-controlled entity												
ArcCyber Company Limited	-	47.50	-	280	-	2	-	-	-	2	-	-
			-	280	-	2	-	-	-	2	-	-
Total			14,494	15,302	15,799	15,811	(3,297)	(3,297)	12,502	12,514	8,003	8,078

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Significant movements in investments during the year ended 31 December 2008 was as follows:

(a) Investment in Payment Solution Company Limited ("PSC")

In 2008, the Company had a capital injection to PSC Baht 77 million. The Company sold all investments in PSC and received proceeds from sale and transferred PSC's share on 24 April 2008. And the Company recognised impairment loss on the investment of Baht 87 million in the separated financial statement of income and Baht 60 million in the consolidated financial statement for the first quarter of 2008.

(b) ArcCyber Company Limited

On 2 July 2008, ArcCyber Company Limited finalised the liquidated registration with the Ministry of Commerce.

(c) Capital reduction in Media Connex Co., Ltd ("MC"), a jointly-controlled entity of ITV

On 2 April 2008, the board of directors meeting of MC resolved a capital reduction. The capital reduction involved a Baht 37.5 million reduction in the company's paid-up capital from the original paid-up amount of Baht 50 million to Baht 12.50 million. This capital reduction represents a 75% decreased from its total registered and paid-up capital, and a reduction in the total shares outstanding of 5,000,000 shares, at a par value of Baht 10, to 1,250,000 shares of the same par value and on 3 September 2008, the board of directors meeting of ITV resolved to liquidate MC.

(d) Changes in investments Thaicom Public Company Limited Group ("THCOM")

Acquisition of additional ordinary shares in IPSTAR Company Limited

In 2008, the THCOM acquired an additional 885,878 ordinary shares in IPSTAR Company Limited ("IPST") at USD 1 per share, equivalent to 0.44% of the paid-up share capital of IPST, at a total price of USD 885,878. As a result of this acquisition, the company owns interest in IPST 99.68%. Goodwill recognized from the acquisition of ordinary shares of Baht 57.7 million is included in intangible assets in the consolidated financial statements. *(note14)*

The incorporation of Cambodian DTV Network Limited ("CDN") in Cambodia

On 14 November 2007, at the board of directors' meeting of THCOM, the board of directors passed a resolution to approve the incorporation of CDN in Cambodia for sales of television equipments. On 30 January 2008, CDN registered with the Ministry of Commerce of Cambodia with registered capital of Cambodian Riel 4 million (1,000 US Dollar).

On 28 May 2008, CDN registered additional capital of Cambodian Riel 400 million (100,000 US Dollar), divided into 1,000 shares of Cambodian Riel 400,000 each (100 US Dollar).

Reduction in par value of CS Loxinfo Public Company Limited ("CSL")

At the annual general meeting of the shareholders of CSL held on 9 April 2008, the shareholders passed a resolution to approve the decrease of capital by reducing the par value of the company's share from Baht 1 per share to Baht 0.25 per share, paid-up capital from Baht 629.39 million to Baht 157.35 million and registered capital from Baht 660.85 million to Baht 165.21 million. The capital reduction was registered with the Ministry of Commerce on 30 June 2008. The amount to be returned to shareholders of Baht 433.27 million, excluding the amount payable on treasury share, will be paid on 10 July 2008.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The purchase of common shares in CSL Group

On 31 January 2008, AD venture Company Limited ("ADV"), a subsidiary of CSL, acquired 2.4 million common shares, or 30% of registered and paid-up capital, of Shineedotcom Company Limited ("Shinee") from Mitsui Company Limited in the amount of Baht 15.10 million. As a result, ADV holds 100% share capital of Shinee.

Shin Broadband Internet (Thailand) Company Limited, was changed its name to "DTV Service Company Limited" ("DTV")

Shin Broadband Internet (Thailand) Company Limited, a subsidiary of THCOM, changed its name to "DTV Service Company Limited", which was registered with the Ministry of Commerce on 23 April 2008.

Reduction in registered capital of DTV

On 8 September 2008, the extraordinary shareholders' meeting of DTV Service Company Limited passed a resolution to approve the decrease of registered capital from Baht 947.29 million to Baht 398.79 million by reducing 54.85 million ordinary shares at Baht 10 each, in the proportion of shares held by THCOM. As the result, registered capital of DTV is Baht 398.79 million representing 39.88 million ordinary shares at Baht 10 each. The capital reduction of DTV was registered with the Ministry of Commerce on 3 November 2008.

Loxley Information Services Company Limited ("Loxserve")

At the extraordinary shareholders' meetings, on 6 May 2008 and 21 May 2008, of Loxserve, a subsidiary of CSL, passed a resolution for liquidation of Loxserve. It was registered with the Ministry of Commerce on 29 May 2008 and finalised the liquidation 15 December 2008.

At the extraordinary shareholders' meeting, held on 26 June 2008, of Loxserve the shareholders passed a resolution to approve the partial capital return to its shareholders of Baht 10 per share, totaling Baht 260 million, and paid to shareholders on 27 June 2008.

Sale of investment in NTU Company Limited ("NTU")

On 28 August 2008, the Company sold 19,999 shares of its current investment in NTU, or 16.67% of NTU registered share capital, to DTV in the amount of Baht 139,993. This resulted to the investment in NTU that holds by DTV increased to 88.52%.

(e) Dividend payment of a subsidiary and associates

Company	Dividend per share	Interim dividend payment in 2007	Dividend payment in 2008
		(Baht/ share)	
Annual dividend 2007			
ITAS (a subsidiary)	42.00	-	42.00
ADVANC (an associate)	6.30	3.00	3.30
CSL (an associate)	0.40	0.20	0.20
Interim dividend 2008			
ADVANC (an associate)	3.00	-	3.00
CSL (an associate)	0.50	-	0.50

Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of LTC, a jointly-controlled entity of THCOM, on 19 February 2008, the shareholders passed a resolution to approve a dividend payment of USD 12 million to shareholders in respect of the operations of LTC in 2007. At the Extraordinary Meeting of the shareholders of LTC held on 26 July 2008, the shareholders approved an interim dividend of USD 10 million.

11 Investment in jointly-controlled entities

ArcCyber Company Limited ("ARC")

ARC is a jointly-controlled entity between the Company and NTT Communications (Thailand) ("NTT Thailand"), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter-Holding Public Company Limited. As at 31 December 2007, the interests in the jointly-controlled entity of the Company, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited are 47.50%, 47.50% and 5.00%, respectively.

On 2 July 2008, ARC finalised the liquidated registration with the Ministry of Commerce.

Lao Telecommunications Company Limited ("LTC")

LTC is a jointly-controlled entity between Shenington Investment Pte Limited ("Shenington") (a 51% jointly-controlled entity of THCOM) and the Government of the Laos People's Democratic Republic ("Laos PDR"). However, after the THCOM sale of Shenington on 4 July 2007, the status of Shenington has been changed from a subsidiary to a jointly-controlled entity. Therefore, assets, liabilities and operating result of LTC were shown under Shenington.

Shenington Investment Pte limited ("Shenington")

On 4 July 2007, THCOM sold the 49% of investment, amounted to 7.18 million shares, in Shenington to Asia Mobile Holding Pte Limited ("AMH"). As a result from sale of the investment, Shenington is considered to be a jointly-controlled entity that jointly controlled between THCOM and AMH. As at 31 December 2008 and 2007, the interest in Shenington of THCOM and AMH is 51% and 49% respectively.

Asia Aviation Company Limited ("AA")

AA was a 49% jointly-controlled entity partner of the Company. However, in June 2007, The Company sold its entire investment.

Media Connex Company Limited ("MC")

MC was a jointly-controlled entity company of ITV, CA mobile Ltd. and Mitsui & Co., Ltd. As at 31 December 2007 the interest in MC of ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. are 60%, 25% and 15% respectively. On 3 September 2008, the board of directors meeting of ITV resolved to liquidate MC.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results in its consolidated financial statements for the years ended 31 December:

	ArcCyber Company Limited		Lao Telecommunications Company Limited		Shenington Investment Pte Limited and its subidiary		Asia Aviation Company Limited		Media Connex Company Limited	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
					(in million Baht)					
Balance sheets										
Current assets	-	2	-	-	576	264	-	-	4	23
Non-current assets	-	-	-	-	4,043	2,806	-	-	-	2
Current liabilities	-	-	-	-	(828)	(759)	-	-	(1)	(1)
Non-current liabilities	-	-	-	-	(1,417)	(636)	-	-	-	-
Net assets	**-**	**2**	**-**	**-**	**2,374**	**1,675**	**-**	**-**	**3**	**24**
Income statements										
Gross revenues	-	-	-	606	1,996	2,278	-	509	-	3
Net profit (loss) for the year	**-**	**-**	**-**	**249**	**512**	**540**	**-**	**(9)**	**(4)**	**(3)**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Property and equipment

	Consolidated financial Statements					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Assets under construction	Total
	(in million Baht)					
As at 31 December 2006						
Cost	492	9,325	152	601	564	11,134
Less Accumulated depreciation	(184)	(3,144)	(80)	(280)	-	(3,688)
Less Allowance for impairment	-	(21)	-	-	-	(21)
Net book value	**308**	**6,160**	**72**	**321**	**564**	**7,425**
Transactions during the year ended 31 December 2007						
Additions	172	141	26	45	815	1,199
Transfer- net	(78)	1,130	-	1	(1,137)	(84)
Disposals- net	(3)	(16)	(6)	(2)	-	(27)
Write-off- net	(14)	(4)	(8)	-	-	(26)
Decrease investment in a jointly-controlled and a subsidiary- net	(54)	(2,225)	(16)	(111)	(114)	(2,520)
Depreciation charged	(49)	(786)	(23)	(103)	-	(961)
Impairment loss	-	(10)	-	-	-	(10)
Foreign currency translations adjustment	(2)	(291)	-	-	(29)	(322)
Closing net book value	**280**	**4,099**	**45**	**151**	**99**	**4,674**
As at 31 December 2007						
Cost	400	6,813	103	385	99	7,800
Less Accumulated depreciation	(120)	(2,680)	(58)	(234)	-	(3,092)
Less Allowance for impairment	-	(34)	-	-	-	(34)
Net book value	**280**	**4,099**	**45**	**151**	**99**	**4,674**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Consolidated financial statements					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Assets under construction	Total
	(in million Baht)					
As at 31 December 2007						
Cost	400	6,813	103	385	99	7,800
Less Accumulated depreciation	(120)	(2,680)	(58)	(234)	-	(3,092)
Less Allowance for impairment	-	(34)	-	-	-	(34)
Net book value	**280**	**4,099**	**45**	**151**	**99**	**4,674**
Transactions during the year ended 31 December 2008						
Additions	22	241	27	36	1,307	1,633
Transfer- net	25	162	2	9	(208)	(10)
Disposals- net	(1)	(1)	-	-	-	(2)
Write-off- net	(5)	(19)	(1)	-	-	(25)
Decrease investment in a jointly-controlled entity and a subsidiary- net	-	41	-	(72)	-	(31)
Depreciation charged	(37)	(643)	(21)	(42)	-	(743)
Impairment loss	-	(43)	-	-	-	(43)
Foreign currency translations adjustment	(33)	156	-	-	31	154
Closing net book value	**251**	**3,993**	**52**	**82**	**1,230**	**5,608**
As at 31 December 2008						
Cost	394	7,426	126	308	1,230	9,484
Less Accumulated depreciation	(143)	(3,396)	(74)	(226)	-	(3,839)
Less Allowance for impairment	-	(37)	-	-	-	(37)
Net book value	**251**	**3,993**	**52**	**82**	**1,230**	**5,608**

Property and equipment includes property and equipment under operating agreements of Mfone Company Limited ("Mfone") (Formerly, Cambodia Shinawatra Company Limited ("CAM")), a jointly-controlled entity of THCOM, of approximately Baht 1,409 million *(31 December 2006: Baht 1,611 million)*. According to the operating agreement, Mfone must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the operating agreement, 4 March 2028 *(note 30i)*.

	Separate financial statements					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Assets under construction	Total
			(in million Baht)			
As at 31 December 2006						
Cost	17	28	30	42	-	117
Less Accumulated depreciation	(11)	(20)	(16)	(30)	-	(77)
Net book value	6	8	14	12	-	40
Transactions during the year ended 31 December 2007						
Additions	3	1	-	4	1	9
Disposals- net	-	(1)	(5)	-	-	(6)
Depreciation charge	(2)	(3)	(5)	(3)	-	(13)
Closing net book value	7	5	4	13	-	30
As at 31 December 2007						
Cost	12	22	13	46	1	94
Less Accumulated depreciation	(5)	(17)	(9)	(33)	-	(64)
Net book value	7	5	4	13	1	30

	Separate financial statements					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers &equipment	Assets under construction	Total
			(in million Baht)			
As at 31 December 2007						
Cost	12	22	13	46	1	94
Less Accumulated depreciation	(5)	(17)	(9)	(33)	-	(64)
Net book value	7	5	4	13	1	30
Transactions during the year ended 31 December 2008						
Additions	2	2	8	2	9	23
Transfer- net	6	4	-	-	(10)	-
Depreciation charge	(3)	(3)	(3)	(4)	-	(13)
Closing net book value	12	8	9	11	-	40
As at 31 December 2008						
Cost	20	27	16	43	-	106
Less Accumulated depreciation	(8)	(19)	(7)	(32)	-	(66)
Net book value	12	8	9	11	-	40

13 Property and equipment under operating agreements

	Consolidated financial statements		
	Satellite equipment	Radio & television broadcast equipment	Total
		(in million Baht)	
At 31 December 2006			
Cost	26,550	3,708	30,258
Less Accumulated amortisation	(6,062)	(1,854)	(7,916)
Net book value	**20,488**	**1,854**	**22,342**
Transactions during the year ended 31 December 2007			
Additions	-	7	7
Transfer- net	-	80	80
Write-off- net	(1,712)	(40)	(1,752)
Allowance for impairment	-	(1,901)	(1,901)
Closing net book value	**18,776**	**-**	**18,776**
At 31 December 2007			
Cost	26,551	3,846	30,397
Less Accumulated amortisation	(7,775)	(1,945)	(9,720)
Less Allowance for impairment	-	(1,901)	(1,901)
Net book value	**18,776**	**-**	**18,776**

	Consolidated financial statements		
	Satellite equipment	Radio & television broadcast equipment	Total
		(in million Baht)	
At 31 December 2007			
Cost	26,551	3,846	30,397
Less Accumulated amortisation	(7,775)	(1,945)	(9,720)
Less Allowance for impairment	-	(1,901)	(1,901)
Net book value	**18,776**	**-**	**18,776**
Transactions during the year ended 31 December 2008			
Transfer- net	5	-	5
Write-off- net	(1,712)	-	(1,712)
Closing net book value	**17,069**	**-**	**17,069**
At 31 December 2008			
Cost	26,566	3,846	30,412
Less Accumulated amortisation	(9,497)	(1,945)	(11,442)
Less Allowance for impairment	-	(1,901)	(1,901)
Net book value	**17,069**	**-**	**17,069**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Consideration of impairment on assets of ITV

On 7 March 2007, ITV received the letter to revoking the operating agreement and the UHF television operation. Thus, the operating agreement was terminated. This was an indicator to impair the property and equipment under the Operating Agreement in the amounts of Baht 1,901 million in the consolidated financial statements, which was determined from the net realisable value of these assets.

14 Intangible assets

	Consolidated financial statements		
	Goodwill	Others	Total
		(in million Baht)	
As at 31 December 2006			
Cost	2,253	2,556	4,809
Less Accumulated amortisation	(598)	(791)	(1,389)
Less Allowance for impairment loss	(1,105)	-	(1,105)
Net book value	**550**	**1,765**	**2,315**
Transactions during the year ended 2007			
Additions	-	57	57
Transfers- net	-	2	2
Decrease investment- net	-	(185)	(185)
Write-off- net	-	(4)	(4)
Amortisation charge	(17)	(188)	(205)
Impairment loss	(447)	-	(447)
Foreign currency translation adjustment	-	(17)	(17)
Net book value	**86**	**1,430**	**1,516**
At 31 December 2007			
Cost	1,638	2,062	3,700
Less Accumulated amortisation	-	(632)	(632)
Less Allowance for impairment	(1,552)	-	(1,552)
Net book value	**86**	**1,430**	**1,516**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Consolidated financial statements		
	Goodwill	Others	Total
		(in million Baht)	
At 31 December 2007			
Cost	1,638	2,062	3,700
Less Accumulated amortisation	-	(632)	(632)
Less Allowance for impairment	(1,552)	-	(1,552)
Net book value	**86**	**1,430**	**1,516**
Transactions during the year ended 2008			
Additions	58	61	119
Transfers- net	-	(28)	(28)
Decrease investment- net	-	(15)	(15)
Write-off- net	-	(7)	(7)
Amortisation charge	-	(130)	(130)
Impairment loss	-	(44)	(44)
Foreign currency translation adjustment	-	2	2
Net book value	**144**	**1,269**	**1,413**
At 31 December 2008			
Cost	1,696	1,950	3,646
Less Accumulated amortisation	-	(681)	(681)
Less Allowance for impairment	(1,552)	-	(1,552)
Net book value	**144**	**1,269**	**1,413**

	Separate financial statements
	(in million Baht)
At 31 December 2006	
Cost	79
Less Accumulated amortisation	(63)
Net book value	**16**
Transactions during the year ended 31 December 2007	
Transfers- net	1
Amortisation charge	(6)
Net book value	**11**
At 31 December 2007	
Cost	80
Less Accumulated amortisation	(69)
Net book value	**11**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Separate financial statements (in million Baht)
At 31 December 2007	
Cost	80
Less Accumulated amortisation	(69)
Net book value	11
Transactions during the year ended 31 December 2008	
Additions	5
Amortisation charge	(4)
Net book value	12
At 31 December 2008	
Cost	61
Less Accumulated amortisation	(49)
Net book value	12

15 Deferred income tax

Deferred tax assets and liabilities determined after appropriate offsetting are included in the balance sheets as follows:

	Consolidated financial statements	
	2008	2007
	(in million Baht)	
Deferred tax assets	570	84
Deferred tax liabilities	(140)	(67)
Total	430	17

Deferred income tax is calculated on temporary differences under the balance sheet liability method using a principle tax rate ranging between 20% to 30% *(2007: 20% to 30%)*.

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Group has tax loss carried forward to offset future tax income amounting to Baht 11,710 million *(2007: Baht 6,290 million)* which is recognised as a deferred tax assets up to the amount it expects to be utilised of Bath 398 million *(2007: Baht 430 million)*.

The movements in deferred tax assets and liabilities during the year ended 31 December 2008 and 2007, without taking into consideration the offsetting of balances within the same tax jurisdiction are as follows:

Consolidated financial statements
For the year ended 31 December 2007

	Allowance for doubtful accounts	Loss carry forward	Depreciation/ amortisation	Allowance for impairment	Others	Total
			(in million Baht)			
Deferred tax assets						
Balance brought forward	377	430	34	4	80	925
Impact to statement of income	(356)	(431)	(3)	-	10	(780)
Impact to shareholders' equity	-	1	-	-	1	2
Decrease from changing status from a subsidiary to a jointly-controlled entity	(3)	-	(11)	(2)	(14)	(30)
Decrease from disposal of investment	-	-	(1)	-	-	(1)
Balance carried forward	**18**	**-**	**19**	**2**	**77**	**116**

Consolidated financial statement
For the year ended 31 December 2008

	Allowance for doubtful accounts	Loss carry forward	Depreciation/ amortisation	Allowance for impairment	Others	Total
			(in million Baht)			
Deferred tax assets						
Balance brought forward	18	-	19	2	77	116
Impact to statement of income	3	402	-	-	25	430
Impact to shareholders' equity	6	-	(1)	-	1	6
Balance carried forward	**27**	**402**	**18**	**2**	**103**	**552**

Consolidated financial statement
For the year ended 31 December 2007

	Deferred expenses	Amortisation on assets under operating agreement	Investment	Others	Total
			(in million Baht)		
Deferred tax liabilities					
Balance brought forward	(21)	(109)	(14)	(11)	(155)
Impact to statement of income	16	(46)	28	3	1
Impact to shareholders' equity	-	7	(14)	(6)	(13)
Decrease from changing status from a subsidiary to a jointly-controlled entity	-	62	-	-	62
Decrease from disposal of investment	4	-	-	2	6
Balance carried forward	**(1)**	**(86)**	**-**	**(12)**	**(99)**

Consolidated financial statements
For the year ended 31 December 2008

	Deferred expenses	Amortisation on assets under operating agreement	Others	Total
		(in million Baht)		
Deferred tax liabilities				
Balance brought forward	(1)	(86)	(12)	(99)
Impact to statement of income	-	(48)	-	(48)
Impact to shareholders' equity	-	15	-	15
Decrease from disposal of investment	1	-	9	10
Balance carried forward	**-**	**(119)**	**(3)**	**(122)**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

16 Interest bearing liabilities

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Current				
Bank overdrafts and short-term loans from banks and financial institutions	296	345	-	-
Current portion of long-term borrowings	1,290	1,252	-	-
Current portion of Finance lease liabilities	4	21	-	-
	1,590	**1,618**	-	-
Non-current				
Long-term borrowings	7,711	8,433	-	-
Finance lease liabilities	15	20	1	-
	7,726	**8,453**	**1**	-
Total borrowings	**9,316**	**10,071**	**1**	-

The movements in the borrowings for the year ended 31 December was as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
At 1 January	10,071	26,566	-	-
Additions	429	922	1	-
Decrease investment in a subsidiary and a jointly-controlled entity	(25)	(406)	-	-
Repayments	(1,821)	(16,880)	-	-
Amortisation of financial cost	111	114	-	-
Unrealised gain (loss) on exchange rate	315	(72)	-	-
Increase from changing of accounts payable - equipment	236	-	-	-
Foreign currency translation adjustment	-	(173)	-	-
At 31 December	**9,316**	**10,071**	**1**	-

Short-term loan, from a commercial bank, in the amount of USD 8.5 million was from a subsidiary of THCOM. The interest rate was floating rate based on margin over Singapore Inter-bank offer rate ("SIBOR"). The principal repayment schedule was within 6 months. THCOM has issued a letter of comfort to the commercial bank *(note 4)*.

Long-term loan for IPSTAR project and THCOM 5 project from finance institutes are secured loan as following details. Other long-term loans are unsecured loans.

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, THCOM entered into a US Dollars 389.3 million credit agreements, which comprises three agreements as follows:

1. Loan credit agreement for US Dollars 184.5 million. The guarantor is the Export-Import Bank of the United States.

2. Loan credit agreement for US Dollars 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

3. Loan credit agreement from another group of commercial banks for US Dollars 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. THCOM is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, THCOM must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

THCOM entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to US Dollars 33.01 million with 8.75 years and US Dollars 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. THCOM must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The repayment of loans principle and interests is semi-annually. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

Loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects after rescheduling

THCOM reached the restructuring agreement of the IPSTAR and Thaicom 5 facilities on 28 March 2008. According to the agreement THCOM must comply with the conditions in the aforesaid agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The repayment terms for the principal were extended to semi annual repayment, May and November, and interest payment was extended to quarterly repayment, February, May, August and November.

The loans under each loan credit agreement bear interest at various rates which based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of three months and fixed rates, ranging from 3.55% to 5.50% per annum. THCOM start to repay loans following the restructuring loan agreements. Loan from Export-Impart Bank of the United States and Compagnie Francaise d' Assurance pour le Commerce Exterieur is on 15 May 2008 to 15 November 2013. Loan from Commercial Loan Facility is on 15 May 2008 to 15 May 2010. And loan for Thaicom 5 satellite project is on 15 May 2008 to 15 May 2015.

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน
SHIN CORPORATION PUBLIC COMPANY LIMITE

The final repayment schedule for iPSTAR satellite and Thaicom 5 projects is as follows:

	Principal As at 31 December 2008 (USD million)	Principal repayment terms	Final principal repayment due
iPSTAR satellite project			
- US Ex-IM Bank Facility Agreement	104.42	Semi-annual	November 2013
- COFACE Facility Agreement	46.34	Semi-annual	November 2013
- Commercial Loan Facility Agreement	30.99	Semi-annual	May 2010
Thaicom 5 satellite project			
- COFACE Facility Agreement	60.20	Semi-annual	May 2015
Total	**241.95**		

The interest rate exposure of the borrowings of the Group and the Company are as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Total borrowings:				
- at fixed rates	3,966	3,716	1	-
- at floating rates	5,350	6,355	-	-
	9,316	10,071	1	-

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(%)			
Weighted average interest rate				
- bank overdraft and short-term loans from financial institutions	5.58	8.97	-	-
- long-term borrowings	3.88	5.69	-	-
- finance lease liabilities	4.43	2.67	7.00	-

Maturity of non-current borrowings as at 31 December 2008 is as follows:

	Consolidated financial statements		**Separate financial statements**	
	Loan	Financial lease liabilities	Loan	Financial lease liabilities
	(in million Baht)			
2009	1,991	4	-	-
2010	1,454	4	-	1
2011	1,331	3	-	-
2012 and after	2,935	4	-	-
Total	7,711	15	-	1

Borrowing facilities

As of 31 December 2008, THCOM has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,345 million and US Dollars 23 million *(2007: Baht 1,199 million and US Dollars 7 million).*

Fair values

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated financial statements			
	2008		2007	
	Book Value	Fair value	Book Value	Fair value
	(in million Baht)			
Long-term debt (exclude finance lease liabilities)	7,711	7,752	8,433	7,538

17 Trade accounts and notes payable

		Consolidated financial statements		**Separate financial statements**	
	Note	2008	2007	2008	2007
		(in million Baht)			
Related parties	*4*	39	35	-	-
Other parties		922	831	1	1
Total		961	866	1	1

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

18 Other current liabilities

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Accrued expenses	397	414	49	51
Deferred income and advance receipts	194	222	-	-
Other payable	49	89	3	2
Tax payable	52	37	-	-
Deposit from customers	32	44	-	-
Others	42	23	3	2
Total	**766**	**829**	**55**	**55**

19 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	Authorised number of shares	Number of shares	Issued and fully paid-up shares: Ordinary shares	Share premium	Total
	(in million shares)		*(in million Baht)*		
At 1 January 2007	5,000	3,196	3,196	10,141	13,337
Issue of shares	-	1	1	9	10
At 31 December 2007 and 1 January 2008	5,000	3,197	3,197	10,150	13,347
Issue of shares	-	4	4	47	51
At 31 December 2008	**5,000**	**3,201**	**3,201**	**10,197**	**13,398**

During the year 2008 and 2007, the Company registered its issued and paid share capital in respect of exercised warrants which were issued to directors and employees (ESOP) for 3.78 million shares and 0.26 million shares, respectively and in respect of exercised warrants which were issued to the public (Shin-W1) for 0.30 million shares, in 2007. Consequently, the Company's issued and paid share capital increased from Baht 3,197 million to Baht 3,201 million and Baht 3,196 million to Baht 3,197 million, respectively and share premium increased from Baht 10,150 million to Baht 10,197 million and Baht 10,141 million to Baht 10,150 million, respectively.

Warrants

Movements in the number of outstanding warrants are as follows:

	For the year ended 31 December 2008			
	At 1 January 2008	Exercised during the period	Expired during the period	At 31 December 2008
	(in thousand units)			
ESOP - Grant II				
- Directors	3,584	(3,584)	-	-
- Employees	272	(194)	(78)	-
Total	**3,856**	**(3,778)**	**(78)**	**-**
ESOP - Grant III				
- Directors	6,420	-	-	6,420
- Employees	2,719	-	-	2,719
Total	**9,139**	**-**	**-**	**9,139**
ESOP - Grant IV				
- Directors	9,356	-	-	9,356
- Employees	6,644	-	-	6,644
Total	**16,000**	**-**	**-**	**16,000**
ESOP - Grant V				
- Directors	6,159	-	-	6,159
- Employees	7,931	-	-	7,931
Total	**14,090**	**-**	**-**	**14,090**
Total	**43,085**	**(3,778)**	**(78)**	**39,229**

a) **Warrants issued and offered to directors and employees (ESOP)**

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

	Issued date	Issued units *(in million units)*	Percentage*	Exercise price *(Baht/unit)***	Exercise period Start	Exercise period End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	11.999	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	13.66	0.46	31.209	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	36.271	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	33.761	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.
** The latest adjustment of exercised price was on 26 August 2008.

b) Increase in share capital of the companies in the Group

In 2008, certain warrants issued to directors and employees (ESOP) of ADVANC and THCOM were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to December 2008, as follows:

Company	Units of exercise *(in million units)*	Share capital increased *(in million Baht)*		Premium on share capital increased *(in million Baht)*		Decrease in % of interest of the Company	
		from	to	from	to	from	to
ADVANC	3	2,958	2,962	21,251	21,545	42.72	42.67
THCOM	2	5,461	5,480	4,297	4,302	41.28	41.14

20 Reserves

Share premium

Share premium represents share subscription monies received in excess of the par value of the shares issued. Share premium is not available for dividend distribution.

Currency translation changes

The currency translation changes recognised in shareholders' equity relate to foreign exchange differences arising from translation of the financial statements of foreign operations to Thai Baht.

Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535 section 116, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

21 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication, trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services, uplink and downlink services, sale and service related to media, internet and provide telecommunication services in Laos PDR and Cambodia.
Media and advertising	Airtime rental, television broadcasting (ceased its operation due to the revocation of the Operating Agreement in March 2007) and the provision of advertising services to the Group and third parties.
Consumer finance	Consumer finance business (sold investment in OK in December 2007)
Airline	Providing a low-fare airline service (sold investment in AA in June 2007)
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.

Financial information by business segment is as follows:

	Consolidated financial statements for the year ended 31 December 2007							
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
				(in million Baht)				
Revenues	-	6,453	2,046	1,247	502	189	(78)	10,359
Cost of sales and services	-	(5,592)	(1,962)	(171)	(471)	(127)	27	(8,296)
Selling and administrative expenses	-	(1,385)	(881)	(3,481)	(48)	(387)	40	(6,142)
Loss from operating activities	-	**(524)**	**(797)**	**(2,405)**	**(17)**	**(325)**	**(11)**	**(4,079)**
Share of net results from investments - equity method	6,893	127	-	-	-	-	-	7,020
Gain on sale of investment in a subsidiary and a jointly-controlled entity	-	5,126	-	-	-	407	-	5,533
Loss on sale of investment in a subsidiary	-	-	-	-	-	(1,378)	-	(1,378)
Impairment loss on goodwill	-	-	-	(447)	-	-	-	(447)
Impairment loss on operating agreement assets and related assets	-	-	(1,962)	-	-	-	-	(1,962)
Other revenues (expenses)	-	1,132	76	36	8	53	(9)	1,296
Profit (loss) before interest and tax	**6,893**	**5,861**	**(2,683)**	**(2,816)**	**(9)**	**(1,243)**	**(20)**	**5,983**
Interest expense	-	(809)	(17)	(294)	-	(5)	7	(1,118)
Income tax	-	(1,957)	(11)	(371)	-	(22)	-	(2,361)
Net results from subsidiaries to minority interests	-	(1,805)	261	-	-	-	-	(1,544)
Net profit (loss)	**6,893**	**1,290**	**(2,450)**	**(3,481)**	**(9)**	**(1,270)**	**(13)**	**960**
Other information								
Segment assets	-	29,546	1,884	-	-	3,093	53	34,576
Investments in equity method	32,195	496	-	-	-	-	-	32,691
Total consolidated assets	**32,195**	**30,042**	**1,884**	**-**	**-**	**3,093**	**53**	**67,267**
Segment liabilities	-	3,578	3,724	-	-	213	(27)	7,488
Borrowings	-	9,845	196	-	-	16	-	10,057
Total consolidated liabilities	**-**	**13,423**	**3,920**	**-**	**-**	**229**	**(27)**	**17,545**
Depreciation	-	818	16	90	7	30	-	961
Amortisation	-	1,837	43	70	1	8	(2)	1,957
Depreciation and amortisation	**-**	**2,655**	**59**	**160**	**8**	**38**	**(2)**	**2,918**

	Consolidated financial statements for the year ended 31 December 2008					
	Local wireless telecommunications	Satellite & international business	Media & advertising	Corporate and others	Consolidation eliminations	Group
	(in million Baht)					
Revenues	-	7,014	1,779	205	(81)	8,917
Cost of sales and services	-	(5,780)	(1,619)	(152)	27	(7,524)
Selling and administrative expenses	-	(1,521)	(614)	(409)	45	(2,499)
Loss from operating activities	-	(287)	(454)	(356)	(9)	(1,106)
Share of net results from investments - equity method	6,717	67	-	-	-	6,784
Loss of exchange	-	(369)	-	-	-	(369)
Loss on investment	-	-	-	(60)	-	(60)
Other revenues (expenses)	-	67	40	66	-	173
Profit (loss) before interest and tax	6,717	(522)	(414)	(350)	(9)	5,422
Interest expense	-	(450)	(7)	(1)	-	(458)
Income tax	-	266	(11)	(6)	-	249
Net results from subsidiaries to minority interests	-	436	-	-	-	436
Net profit (loss)	6,717	(270)	(432)	(357)	(9)	5,649
Other information						
Segment assets	-	28,125	1,792	2,039	61	32,017
Investments in equity method	31,038	200	-	-	-	31,238
Total consolidated assets	31,038	28,325	1,792	2,039	61	63,255
Segment liabilities	-	3,008	4,258	140	(28)	7,378
Borrowings	-	9,310	4	2	-	9,316
Total consolidated liabilities	-	12,318	4,262	142	(28)	16,694
Depreciation	-	701	11	30	-	742
Amortisation	-	1,829	(2)	15	-	1,842
Depreciation and amortisation	-	2,530	9	45	-	2,584

The Group has separated segment of the telephone network in foreign entities from local entities

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

For the satellite and international business segment can be shown financial information by sub - business segments as follows:

	Consolidated financial statements for the year ended 31 December 2007					
	Satellite business services	Internet & media services	Telephone network	Others	Consolidation eliminations	Group
	(in million Baht)					
Revenues	4,206	255	2,212	-	(220)	6,453
Shares of net results from associate	-	127	-	-	-	127
Allocated costs and expenses	(5,622)	(247)	(1,435)	(16)	343	(6,977)
Segment results	**(1,416)**	**135**	**777**	**(16)**	**123**	**(397)**
Gain on sales of investment						5,126
Other income						82
Gain on foreign exchange						1,050
Profit before interest expense and income tax						**5,861**
Interest expense						(809)
Operating profit						**5,052**
Income tax						(1,957)
Minority interests						(1,805)
Net profit						**1,290**
Segment assets	27,574	246	3,023	19	(1,401)	29,461
Associate						676
Total assets						**30,137**
Segment liabilities	2,983	47	933	14	(399)	3,578
Borrowings						9,845
Total liabilities						**13,423**
Depreciation	423	13	382	-	-	818
Amortisation	1,819	2	4	-	12	1,837
Total depreciation and amortisation	**2,242**	**15**	**386**	**-**	**12**	**2,655**

	Consolidated financial statements for the year ended 31 December 2008					
	Satellite business services	Internet & media services	Telephone network	Others	Consolidation eliminations	Group
	(in million Baht)					
Revenues	4,664	501	1,931	-	(82)	7,014
Shares of net results from associate	-	67	-	-	-	67
Allocated costs and expenses	(5,723)	(534)	(1,230)	(53)	239	(7,301)
Segment results	**(1,059)**	**34**	**701**	**(53)**	**157**	**(220)**
Other income						67
Loss on foreign exchange						(369)
Profit before interest expense and income tax						**(522)**
Interest expense						(450)
Operating loss						**(972)**
Income tax						266
Minority interests						436
Net loss						**(270)**
Segment assets	24,948	302	4,322	181	(1,628)	28,125
Associate						200
Total assets						**28,325**
Segment liabilities	1,973	124	1,701	6	(796)	3,008
Borrowings						9,310
Total liabilities						**12,318**
Depreciation	375	21	305	-	-	701
Amortisation	1,825	4	-	-	-	1,829
Total depreciation and amortisation	**2,200**	**25**	**305**	**-**	**-**	**2,530**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Financial information by business geographical areas

Revenue and results, based on geographical segments, in the consolidated financial statements for the year periods ended 31 December 2008 and 2007 were as follows:

	Revenue		Segment results		Fixed assets	
	2008	2007	2008	2007	2008	2007
			(in million Baht)			
Thailand	11,359	13,257	4,853	2,387	26,887	30,645
Cambodia	1,491	1,364	494	222	2,710	1,750
Lao PDR	698	1,035	231	520	1,233	1,014
Australia	1,183	962	108	(117)	175	200
Others	970	761	(8)	(71)	1,012	967
	15,701	**17,379**	**5,678**	**2,941**	**32,017**	**34,576**

In June 2007, the Company sold its entire investment in AA. Consequently, the airline business segment would not be included in the consolidated financial statement from July 2007 onward. The operation result of airline business segment until the disposed date had been included in the consolidated financial statements

In July 2007, THCOM sold 49% of its investment in Shenington. Consequently, the investment in Shenington has changed status from a subsidiary to a jointly-controlled entity and proportionately consolidated to the financial statement.

In December 2007, the Company sold its entire investment in OK. Consequently, the consumer finance business segment would not be included in the consolidated financial statement from December 2007 onward. The operation result of the consumer finance business segment until the disposed date had been included in the consolidated financial statements.

Discontinuing operations

In June 2007 and December 2007, the Company discontinued the airline business and consumer finance business and sold its entire investment in AA and OK, a jointly-controlled entity and a subsidiary in accordingly. As a result, the airline business and consumer finance business are reported in these financial statements as a discontinuing operation.

The gain (loss) on disposal was determined as follows:

	Consolidate financial statement	
	AA	OK
	30 June 2007	7 December 2007
	(in million Baht)	
Proceeds from sale	472	290
Less Net assets	(65)	(1,663)
Less Cost related to the sale	-	(5)
Gain (loss) on disposal	**407**	**(1,378)**

The net cash inflow on sale was determined as follows:

Proceeds from sale	472	290
Less Cash and cash equivalents in jointly-controlled entity sold	(157)	(701)
Net cash inflow on sale	**315**	**(411)**

	For the year end 31 December 2007			
	Continuing operation	Discontinuing operation		Group
		Consumer finance business	Airline business	
		(in million Baht)		
Revenues	8,610	1,247	502	10,359
Cost of sales and services	(7,654)	(171)	(471)	(8,296)
Selling and administrative expenses	(2,613)	(3,481)	(48)	(6,142)
Loss from operating activities	**(1,657)**	**(2,405)**	**(17)**	**(4,079)**
Share of net results from investments - equity method	7,020	-	-	7,020
Gain on sale of investment in a subsidiary and a jointly-controlled entity	5,533	-	-	5,533
Loss on sale of investment in a subsidiary	(1,378)	-	-	(1,378)
Impairment loss on goodwill	-	(447)	-	(447)
Impairment loss on operating agreement assets and related assets	(1,962)	-	-	(1,962)
Other revenues (expenses)	1,252	36	8	1,296
Profit (loss) before interest and tax	**8,808**	**(2,816)**	**(9)**	**5,983**
Interest expense	(824)	(294)	-	(1,118)
Income tax	(1,990)	(371)	-	(2,361)
Net results from subsidiaries to minority interests	(1,544)	-	-	(1,544)
Net profit (loss)	**4,450**	**(3,481)**	**(9)**	**960**
Other information				
Segment assets	34,576	-	-	34,576
Investments in equity method	32,691	-	-	32,691
Total consolidated assets	**67,267**	-	-	**67,267**
Segment liabilities	7,488	-	-	7,488
Borrowings	10,057	-	-	10,057
Total consolidated liabilities	**17,545**	-	-	**17,545**
Operating activities	442	3,616	1,114	5,172
Investing activities	15,007	785	(940)	14,852
Financing activities	(14,177)	(5,940)	972	(19,145)
Increase (decrease) on cash flows	**1,272**	**(1,539)**	**1,146**	**879**

22 Other income

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Interest income	152	188	62	47
Gain on sale of equipment	2	-	2	-
Others	20	63	-	3
Total	**174**	**251**	**64**	**50**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITE

23 Operating profit

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Depreciation	742	961	13	19
Amortisation charge	1,842	1,957	3	-
Loss on impairment asset under Operating Agreement	-	1,962	-	-
Loss on provision for unpaid operating agreement fee and interest	433	382	-	-
Impairment loss on goodwill and investment	60	447	87	4,941
Staff cost	985	1,556	111	147
Allowance for doubtful accounts and bad debts	169	3,249	-	-
Gain on sale of investment in a subsidiary and a jointly-controlled entity	-	(4,155)	-	(271)
(Gain) loss on exchange rate	369	(1,045)	-	-

24 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

25 Income tax

Reconciliation of income tax for the year ended 31 December is as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
		(in million Baht))		
Current tax	134	1,595	-	-
Deferred tax	(383)	766	-	-
	(249)	2,361	-	-

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the year ended 31 December is as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
		(in million Baht)		
Profit before tax	4,964	4,865	7,714	3,087
Tax rates	30%	30%	30%	30%
The result of the accounting profit multiplied by the income tax rates	1,489	1,460	2,314	926
Net results from investments - equity method	(2,035)	(2,106)	-	-
Effect of gain on sale of investment under equity method to deferred tax	-	465	-	-
Effect of gain on related parties transactions	7	(22)	-	-
Effect of the different basis of income tax calculation on tax rates in other countries	(86)	(97)	-	-
Tax losses in current period not recognised as deferred tax assets	184	2,021	87	15
Effect of exceptional revenue - dividend income	-	-	(2,401)	(2,423)
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	192	640	-	1,482
Tax charge	(249)	2,361	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

26 Promotional privileges

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from December 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November 2003, the subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

27 Earnings per share

Basic earnings per share are calculated by dividing the profit for the year attributable to the equity holders of the Company shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2008 and 2007.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not impacted to the calculation of diluted earnings per share.

The basic earnings per share and the diluted earnings per share are as follows:

	Consolidated financial statements For the year ended 31 December					
	Net profit attributable to holder of the Company		Weighted average number of shares		Earnings per share	
	2008	2007	2008	2007	2008	2007
	(in million Baht)		*(in million shares)*		*(in Baht)*	
Basic earnings per share	5,649	960	3,201	3,197	1.76	0.30
The effect of dilutive potential shares	-	-	-	2	-	-
Diluted earnings per share	**5,649**	**960**	**3,201**	**3,199**	**1.76**	**0.30**

เรือ ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Separate financial statements For the year ended 31 December					
	Net profit		Weighted average number of shares		Earnings per share	
	2008	2007	2008	2007	2008	2007
	(in million Baht)		*(in million shares)*		*(in Baht)*	
Basic earnings per share	7,711	3,087	3,201	3,197	2.41	0.97
The effect of dilutive potential shares	-	-	-	2	-	(0.01)
Diluted earnings per share	**7,711**	**3,087**	**3,201**	**3,199**	**2.41**	**0.96**

28 Dividend paid

In 2008, the Company passed the resolution to approve the annual and interim dividend payments as follows:

	For the operation result of	Dividend ratio *(Baht/share)*	Total dividend *(million Baht)*
1) 2007 Annual dividend payment	1 January 2007 - 31 December 2007	0.30	960
2) Interim dividend	1 January 2008 - 10 April 2008	1.25	4,002
3) Interim dividend	11 April 2008 - 13 August 2008	1.15	3,681
	Total	2.70	8,643

29 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group makes use of derivative financial instruments.

The objectives of using derivative financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate the Group's policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval of the management before execution.

Management of currency and interest rate exposures is the responsibility of the Corporate Finance Department. Management reports contain details of cost and market value for all derivative financial instruments including outstanding forward contracts and cross currency and interest rate swap. For the investment, the Group has guideline to short-term investment which specifies the policy for group short-term investment as well as the level of acceptable risk undertaken by counterparty type.

Foreign currency risk

As at 31 December 2008 and 2007, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and cross currency interest rate swap and foreign currency options as follows:

	Consolidated financial statements			
	2008		2007	
	Foreign currency *(Unit: million)*	*(in million Baht)*	Foreign currency *(Unit: million)*	*(in million Baht)*
Assets				
US Dollars	57	1,977	84	2,836
Australian Dollars	13	311	12	364
New Zealand Dollars	5	95	2	39
KIP	54,709	224	33,940	121
Singapore Dollars	-	1	-	5
Indian Rupees	292	198	184	149
Total		**2,806**		**3,514**
Liabilities				
US Dollars	302	10,592	306	10,378
Australian Dollars	15	360	5	144
New Zealand Dollars	4	90	1	22
KIP	50,385	207	26,131	94
Singapore Dollars	-	3	-	5
Indian Rupees	61	47	44	40
Total		**11,299**		**10,683**

The major foreign currency assets represent cash at bank, accounts receivable and deposits. The major foreign accounts currency liabilities represent, accounts payable, accounts payable - equipment, accrued expenses, and borrowings.

Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations, including finding short term credit facility from various banks for reserve in case of necessary and to mitigate the effects of fluctuations in cash flows.

Fair value of other financial instruments

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The carrying amount of cash and cash equivalents, current investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, trade creditors, accounts payable-property and equipment, amounts due to related parties, short-term borrowings, other current assets and other current liabilities are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in note 16.

SHIN CORPORATION

30 Contingent liabilities and commitments

(a) Operating Agreement commitments ITV Public Company Limited ("ITV")

On 7 March 2007, ITV received the letter of termination of the Operating Agreement from the PMO. This caused the following disputes that are currently under the process of consideration.

1. A case of the arbitration institution dispute No. 46/2550 in which ITV is the plaintiff regarding the PMO's unduly termination of the Operating Agreement which was wrongfully performed in breach of the Operating Agreement and against the law, including the arbitration institution dispute No. 1/2550 on 4 January 2007 which is the disputes of the payment of the program penalty fee, interest. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. A case in which ITV is the defendant whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Operating Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statement, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

(b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a jointly-controlled entity of THCOM, which was established under the terms of a Jointly-controlled entity Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Jointly-controlled entity Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington, which is a 51% jointly-controlled entity of THCOM, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest US Dollars 400 million in the projects specified in the agreement within 25

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years. As at 31 December 2008, LTC has remaining additional investment of approximately US Dollars 149 million *(2007: US Dollar 191 million).*

(c) Capital commitments

The Group's capital expenditure contracted but not recognized in the consolidated financial statements *(Company: nil)* is as follows:

As at 30 December 2008, Shenington Group's capital expenditure contracted was US Dollars 15.4 million (approximately Baht 540 million) (2007: US Dollars 35.8 million (approximately Baht 1,213 million)) in the proportionate consolidation basis.

(d) Legal cases

ITV is a defendant in various legal actions, which were occurred before the revocation of the Operating Agreement, from operate a television broadcasting station that court case from doing news and trading. In the opinion of the directors, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss. ITV has not recorded any provisions for these legal cases.

The dispute between ITV and the PMO relating to the Operating Agreement

The sequence of the dispute between ITV and the PMO

On 30 January 2004, the arbitration award granted by the arbitration panel on the dispute between ITV and the PMO in accordance with the Operating Agreement can be summarised as follows:

1. The PMO shall indemnify ITV in the amount of Baht 20 million;

2. The operating fee to be paid shall be reduced and adjusted by reducing the operating fee to 6.50% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (reduced and adjusted from the original operating agreement of the 8th year of Baht 800 million, the 9th year of Baht 900 million, and the 10th - 30th year of Baht 1,000 million each year), whichever is higher, starting from 3 July 2002;

3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003. The amount to be returned is Baht 570 million;

4. ITV is eligible to broadcast its television programmes during the prime time (7.00 p.m. - 9.30 p.m.) without being restricted to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programmes for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

On 27 April 2004, the PMO filed the complaint with the Central Administrative Court for setting aside the arbitral award granted by the arbitration panel.

On 9 May 2006, the Central Administrative Court handed down its ruling regarding the revocation of the arbitration award.

On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment.

On 13 December 2006, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court regarding on revocation of the arbitral award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Operating Agreement on the following:

1. ITV is required to change its television programmes to be in line with Clause 11 of the Operating Agreement which covers the combination of news, documentaries and social benefit programmes which shall not be less than 70% of total air-time, and all programmes broadcasted during the prime time (7.00 p.m. - 9.30 p.m.), have to be these kinds of programmes.

2. ITV is required to follow Clause 5 (the operating fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Operating Agreement in respect of payment of operating fee to the PMO.

On 14 December 2006, the PMO issued a letter dated 14 December 2006 claiming that ITV should:

1. ITV is required to alter the television programming in order to comply with Clause 11 of the Operating Agreement.

2. ITV is required to pay the unpaid operating fee totalling Baht 2,210 million, for the 9th operating year (the Seventh Payment) in the amount of Baht 670 million, the 10th operating year (the Eighth Payment) in the amount of Baht 770 million and the 11th operating year (the Ninth Payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid operating fee, calculated on a daily basis from the date the payment become overdue.

3. ITV is required to pay the penalty fee in accordance with Clause 11, second paragraph, of the Operating Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual operating fee, calculated on a daily basis from the date the payment become overdue. As ITV had not scheduled programmes following Clause 11, first paragraph, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million (ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).

The PMO demanded that all payments must be paid within 45 days of the receipt of such notice (received on 15 December 2006). In the event that ITV fails to repay such amount within the allocated period of time, the PMO will have to act in accordance with the terms of the Operating Agreement and any relevant law.

On 21 December 2006, ITV sent a letter to the PMO which can be summarised as follows:

1. ITV has altered the television programming in compliance with Clause 11 of the Operating Agreement since 14 December 2006.

2. ITV was not at default for the payment of the operating fee since the operating fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitral award. Since the arbitral award was bound to both parties under Clause 15 of the Operating Agreement, ITV had no liability on interest of the operating fee during the period that the arbitral award was granted until the Supreme Administrative Court's judgment was handed down.

3. ITV disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows:

   3.1 ITV has not breached the Operating Agreement because ITV has complied with Clause 15 of the Operating Agreement which states that "The arbitral award shall be bound to both parties.", the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E. 2542. Consequently, the alteration of television programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Operating Agreement and law.

   3.2 As to the Operating Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Operating Agreement. However, in order to comply with the arbitration proceeding as stated in section 3.1, if it is apparent that ITV breaches the Operating Agreement, the PMO shall be entitled to terminate the Operating Agreement if the process of settlement of dispute becomes final.

   3.3 The Supreme Administrative Court gazette No. 78/2549 dated 13 December 2006 stated that "Regarding the matter of the penalty, the parties have to resolve these themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure defined in the Operating Agreement".

   3.4 The issue of interest and the penalty incurred from the alteration of television programming had not been finalised since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Operating Agreement stating that "If any dispute or controversy arises in connection with this Operating Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding".

ITV and its legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Operating Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, if the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed to be paid and led to cancellation of agreement by the PMO.

With regard to the interest on the unpaid operating fee claimed by the PMO, ITV and its legal consultant is of the opinion that during the period that ITV complied with the arbitral award, ITV neither had a liability to settle the debt nor was at default to pay the operating fee since the operating fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force, since ITV was not at default in the payment of the operating fee or make the delay payment. In addition, the PMO has not requested for provisional remedial measures from the Court to order ITV not to

comply with the arbitral award in such period of time. Consequently, ITV has no liability for the interest of the operating fee and the PMO has no right to claim for the unpaid operating fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

On 4 January 2007, referring to the penalty for alteration of television programming and interest of overdue operating fee, ITV filed the statement of claim, Black Case number 1/2550, to the Arbitration Institute. With regard to operating fee in the amount of Baht 2,210 million, ITV has the opinion that in order to comply with the Operating Agreement and to compromise with the PMO not to terminate the Operating Agreement affecting ITV's business. ITV proposed that the PMO to pay the amount of Baht 2,210 million with the condition that the PMO shall enter into the arbitration proceeding seeking the arbitral award on the penalty fee and interest of the operating fee. Nevertheless, the PMO did not accept the said proposal on 31 January 2007.

On 2 February 2007, ITV submitted a letter to the Prime Minister appealing for justice proposing that the PMO accept the operating fee in the amount of Baht 2,210 million and enter into the arbitral proceedings on the issue of the penalty fee and interest.

On 13 February 2007, the PMO did not accept the said proposal. As a result, ITV's proposal shall not be enforceable from the date that the PMO rejected ITV's proposal in writing and ITV had no onward liability on its proposal onward in accordance with Section 357 of the Civil Code. Thereafter, the Central Administrative Court made an order striking out the case, Black Case number 640/2550 dated 22 June 2007 from the Case List. The Court ruled that the PMO's claimant stating that ITV accepted the unpaid ebts of Baht 2,210 million cannot be viewed as ITV accepting liability because it was an options proposed by ITV which it had not become final, and thus considered as a dispute to be enter into arbitration proceedings.

On 20 February 2007, ITV issued a complaint to prescribe provisional remedial measures, and a complaint of compelling urgency was filed with the Central Administrative Court. The following matters are as follows:

1. ITV requested the Central Administrative Court to rule that the right to terminate the Operating Agreement of the PMO will be revoked during the period that the penalty fee was incurred from the change of television programming, and interest of the unpaid operating fee of approximately Baht 100,000 million will not be paid until the arbitral award is granted and the dispute becomes finalised.

2. ITV requested the Central Administrative Court to specify the grace period to make the payment of the unpaid operating fee amounting to Baht 2,210 million within 30 days of the date of the receipt of the Court order.

On 21 February 2007, the Central Administrative Court ordered the rejection of the complaint to prescribe provisional remedial measures and the complaint of compelling urgency. The Court ruled that in the case of the PMO's right of termination of Operating Agreement, ITV was entitled to claim for damages arisen from such termination if ITV viewed that such termination was incorrect. In respect of the fact that the PMO requested ITV to pay the penalty fee and interest of the operating fee as well as requested the Court demanding ITV to pay the operating fee amount of Baht 2,210 million to the PMO within 30 days from the date that the Court had granted the order, the Court opinioned that it was the case that such issues shall be mutually negotiated between ITV and the PMO. If ITV viewed that ITV should not be bound to pay or requested to provide debt settlement, ITV was eligible to process under the Operating Agreement and legal proceeding. Therefore, the Court did not deem it necessary to prescribe

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provisional remedial measures to ITV during the time that such process was being made. The order of the Central Administrative Court shall be deemed final and cannot be further appealed.

On 7 March 2007, the letter of revocation of the Operating Agreement was sent by the PMO requesting the Company to repay the debt and return all operations assets under the operating agreement back to the PMO within the period specified by the PMO in accordance with the Cabinet resolution passed on 6 March 2007. Such termination caused ITV to cease carrying on the business of the UHF television broadcasting station.

On 28 March 2007, ITV sent a letter to the PMO disputing that the termination of the Operating Agreement exercised by the PMO demanding that ITV pay the debts of approximately Baht 100,000 million was not in compliance with the law and terms of agreement. The reason is that ITV has not breached the Operating Agreement and disagreed with the said revocation. The termination of the Operating Agreement harmed ITV's business operations which shall be the responsibility of the PMO, and ITV reserved its right on any further legal action against the PMO.

On 30 March 2007, the PMO requested the Central Administrative Court to order ITV to pay unpaid operating fee of Baht 2,210 million, the 12th operating fee of Baht 677 million (counted from the date the arbitration panel judged the arbitral award to 7 March 2007), interest of overdue operating fees of Baht 562 million (counted from the date the arbitration panel judged the arbitral award to the date of requesting of the order, 30 March 2007), adjusting of television program fee of Baht 97,760 million, and the undelivered value of assets under operating of Baht 656 million with 7.5% of the interest of the undelivered value of assets counted from the requested date until ITV repays in full. The undelivered value of assets fee is a new issue that the PMO has previously not raised. The aggregated amount is Baht 101,865 million.

On 8 May 2007, ITV filed against the PMO for the complaint to the Central Administrative Court in the Black Case No. 910/2550 requesting that the PMO pay the compensation in the amount of Baht 119,252 million in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages

On 9 May 2007, ITV filed the statement of claim, Black Case number 46/2550, with the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Operating Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO 's claim for ITV for payment of the operating fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

On 30 May 2007, the Central Administrative court ordered the dismissal of the Black Case number 910/2550 filed by ITV in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages. The reason for the dismissal of the case was its expiry by law (10 years).

On 22 June 2007, the Central Administrative Court passed an order striking out Black Case number 640/2550 in which the PMO demanded that ITV pay the operating fee, interest, penalty fee and value of undelivered assets from the Case List, so that the parties of the Operating Agreement shall enter into arbitration proceedings as specified in the Operating Agreement. On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

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On 11 July 2007, ITV appealed to the Supreme Administrative Court for the Central Administrative Court's order to dismiss Black Case number 910/2550 because of its expiry. The case No.910/2550 was the issue that ITV filed the dispute against the PMO in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages and claim to be paid for damages from the PMO in the amount of Baht 119,252 million.

On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

On 29 October 2007, ITV filed a complaint to prescribe the provisional remedial measures to the Central Administrative Court to prescribe provisional remedial measures and the complaint in the case of compelling urgency filed. The complaint was to request the Court to order that the Public Television Bill shall not become effective. The said Bill was approved in principle by the Cabinet and shall be brought to be considered by rules to drop the draft bill on the Thai Public Television Broadcasting Station Act ("TPBS") which was approved by the Cabinet on 24 April 2007 and shall be submitted to the National Legislative Assembly ("NLA") on 31 October 2007. ITV contested that if the Bill is approved and becomes enforceable, neither the award granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO after 31 October 2007, which one of the claims that ITV claimed against the PMO to indemnify for damages and grant ITV of the operating right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Operating Agreement shall not be effective for final approval before its effective announcement. The reason is that all assets including rights, obligations and encumbrance of the Company shall be transferred to the government subject to Section 56, Transitory Provisions of the Bill. Consequently ITV then requested the Central Administrative Court to commence urgent proceedings and rule that the Bill shall not be brought for the NLA' s consideration in accordance with any method that the Court shall deem appropriate until the case becomes final or the Court passes other judgment.

On 30 October 2007, the Central Administrative Court rejected the complaint clarified that the approval process of the Bill taken by the NLA is a legislative power under the Constitutional Law, not acting as the administrative power, therefore, the Court is unreasonable and insufficient to make an order forbidden the undertaking of the NLA to cancel the aforesaid complaint of ITV for the reason that NLA is not the Administrative Government agency, but it act as a State Legislative Assembly Council Authority which the Administrative court has no access right to prohibit its bill approval process. In addition, since the said disputes are currently on the account of the Arbitration Committee or the court is on the process of consideration of ITV cases, the Central Administrative Court shall then be deemed unreasonable to prescribe the provisional remedial measures as ITV's complaint. The Administrative court remedial measures shall not be appropriated in the meantime.

On 31 October 2007, the said bill was approved by the NLA and its effective date shall be announced by the government gazette at a later stage. Nevertheless, the other claims of ITV that claimed the PMO indemnify for damages by paying the damages amount will remain valid if in case the court rules in favour of ITV in the existing lawsuits.

On 14 November 2007, the Supreme Administrative Court reaffirmed the Central Administrative Court's order in dismissing the case No. 910/2550 due to its expiry (10 years). Such case was filed by ITV requesting the PMO to pay the amount of Baht 119,252 million regarding the invalidity of Article 5 pa.4 due to the PMO did not propose to the cabinet for approval caused ITV's damage.

On 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the referenced case in order to allow the parties to the Operating Agreement to use the arbitration proceeding. Accordingly, that ITV submitted the arbitration institution dispute No. 1/2550 to the arbitration institution on 4 January 2007, (prior to the termination of the Operating Agreement) seeking the ruling on the fine for the adjustment of the broadcasting schedule and the interest on the difference of the minimum operating fee, and the arbitration institution dispute No. 46/2550 on 9 May 2007, (after the termination of the Operating Agreement) with regard to PMO's illegally terminating the Operating Agreement in breach of the Operating Agreement and against the law, and both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

On 15 January 2008, the State Legislative Assembly Council Authority announced Thai Public Television Broadcasting Station Act ("TPBS") effective date by law, being 15 January 2008. The Bill granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO, for which one of the claims ITV made against the PMO to indemnify for damages and grant ITV of the operating agreement right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Operating Agreement, shall not be effective. The reason is that all assets including rights, obligations and encumbrance of ITV shall be transferred to the government subject to Section 57, Transitory Provisions of the Bill. Nevertheless, the other claims of ITV made to the PMO to indemnify for damages by paying such damages amount still be valid if the court rules in favourable of ITV lawsuit cases.

On 3 March 2008, ITV filed the complaint with the Arbitration Institution for including black case No.1/2550 and black case No.46/2550 as one case which is under the consideration of the Arbitration Institution.

On 7 March 2008, ITV Arbitrator for those 2 cases is approved.

The contingent liabilities and the accounting recognision of the dispute between ITV and the PMO

After the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO are as follows:

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements since the fact of the Black Case number 640/2550 filed by the PMO demanding that ITV pay the operating agreement fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award granted by the arbitration panel and the final legal proceeding.

2. **In regard of the operating agreement fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount**

   Since quarter ended 31 December 2006, the provision for unpaid operating agreement fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court, as of 13 December 2006 was recorded in the consolidated financial statements. The reason is that ITV proposed condition to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Operating Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment, it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the operating agreement fee amounting to Baht 2,210 million plus 15% interest per annum. In addition, the Central Administrative Court made the order striking out the case No. 640/2550 in which the PMO demanded that ITV pay the operating agreement fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process by the Operating Agreement to be finalised.

3. **Value of undelivered assets**

   The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is waiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, the Group has already recorded provision for unpaid operating agreement fee amounting to Baht 2,891 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 832 million in the consolidated financial statements, of which the amount of Baht 433 million was interest in 2008.

(e) Assessment for income tax in India

The Tax Authority in India ('the said Authority') has held that the payments received by THCOM for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. THCOM did not agree with the decision of the said Authority and followed the appeal process as provided under the Act.

In view of the above, the said Authority has raised the tax demand including surcharge and education cess aggregating to Rs.612.1 million (approximately Baht 416 million) exclusive of interest amounting to Rs.92.7 million (approximately Baht 63 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs.324.9 million (approximately Baht 221 million) for AY 1998-99 to 2001-02.

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From Authority's letter dated 22 August 2008, the Authority had asked for payment the above demand including interest for late payment amounting to Rs.83.2 million (approximately Baht 57 million) (calculated up to the ended of August 2008). Furthermore, regarding to the Authority's letter dated 3 December 2008, the Authority had asked for tax Rs.22.6 million (approximately Baht 15 million) for the AY 2006/2007.

THCOM had received net Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 for Rs.487.9 million (approximately Baht 331 million). THCOM had also deposited Rs.301.3 million (approximately Baht 205 million). In October 2008 and February 2009, THCOM paid additional deposit Rs.104 million (approximately Baht 71 million) and Rs.22.6 million (approximately Baht 15 million), respectively. As the result, deposit is totally Rs.427.9 million (approximately Baht 291 million). THCOM put the deposit as non-current assets in the Balance Sheet.

Since the Tax Advisor in India is of the opinion that the income from the TPS is not subject to Tax in India, THCOM did not make any provision for the liability against the balance amount of Rs.219.6 million (approximately Baht 149 million), payable to the said Authority.

If THCOM receives favourable Order from the Appellate Authority (ies), the entire amount which includes withholding tax together with its interest and deposits with interests shall be refunded and if THCOM can show that there is no concealment of income, the penalty imposed by the Authority for the AY 1998-99 to 2001-02 would be set aside. Similarly, in case of adverse Order, THCOM will be liable to pay the balance amount, with interest at the highest rates of which is not exceeding 1% per month starting from the last day specified for making payment in the notice till date of tax payment. However, even if the Appellate Authority (ies) decides that the income from TPS is a royalty but THCOM did not conceal any income in its income tax returns, the Appellate Authority (ies) may decide to set aside the penalty imposed by the Authority on THCOM.

(f) Obligation from shares buy back options of THCOM

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of US Dollars 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of US Dollars 1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than US Dollars 1, therefore, the Group does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2008, the remaining share option was 0.63 million shares. *(As at 31 December 2007: Baht 1.49 million shares).*

(g) Legal dispute of THCOM

On 30 May 2008, IPSTAR Australia Pty Ltd ("IPA"), a subsidiary of THCOM, sent the Notice of Termination of the Definitive Agreement dated 30 October 2007 to ETT Limited ("ETT"), the National Service Operator (NSO) of the iPSTAR service in Australia, effective on 7 June 2008. ETT argued that the notice of termination was invalid and filed an application for interlocutory relief to the Supreme Court of New South Wales. The Court granted interlocutory relief to ETT for the notice of termination and issued an order that the dispute between IPA and ETT will be referred to arbitration. On 11 August 2008, IPA and ETT reached an agreement to settle their dispute relating to the Definitive Agreement under which obligations under the agreement were

terminated. In addition ETT agreed to return to IPA User Terminals currently in its warehouse. In return, IPA agreed to pay the repurchase fee to ETT.

(h) Operating Agreement right payable of Digital Phone Company Limited ("DPC")

Pursuant to Total Access Communication Public Company Limited ("DTAC") submitted the disputes to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding Digital Phone Company Limited ("DPC"), a subsidiary of ADVANC, to pay principal and interest according to the Agreement to Unwind the Service Provider Agreement ("Unwind Agreement") for the assignment of the rights to operate the Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, the facilities and equipment, the roaming fee plus interest charge at 9.50% per annum on the overdue payment since the dispute submission date until the full payment is made as details below;

1) Black Case No. 36/2546 for USD 18 million being the fifth installment on 30 June 2003
2) Black Case No. 62/2546 for USD 19 million being the sixth installment on 28 October 2003; and
3) Black Case No. 55/2549 for USD 87 million being the seventh and eighth installment on 5 July 2006.

On 25 March 2008, the Arbitral had a ruling of Arbitral disputes Black Case No. 62/2546 and 55/2549 that DPC should pay DTAC for the total amount of USD 85 million, which is decreased for an approximately USD 21 million from the total claimed amount of USD 106 million. Moreover, the Arbitral ruling ordered an interest rate of 9.50% per annum since the due date until the full payment is made.

On 30 May 2008, DPC and DTAC have reached an agreement to settle and surrender all above cases and claims and terminate the Unwind Agreement as well as waive all their respect rights and release each other from any current and future obligations under the Unwind Agreement including any obligation under the Awards of the cases No. 62/2546 and 55/2549 and DTAC has withdrew the Black Case No. 36/2546 on 3 June 2008 whereby DPC has agreed to pay the operating agreement right payable under the Unwind Agreement previously recorded at Baht 4,739 million to DTAC for the amount of Baht 3,000 million and gain of Baht 1,739 million was recognised as other income. Such other income included in the share of net result in the amount of Baht 519 million.

(i) Operating agreement commitments

Certain subsidiaries and jointly-controlled entities have obtained operating agreement from government agencies, both in Thailand and other countries for the operation of satellite services, internet services and mobile telephone networks. Under the terms of the operating agreement, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

THAICOM Public Company Limited ("THCOM")

THCOM was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The operating agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, THCOM must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, THCOM, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

Mfone Company Limited ("Mfone")

Mfone, a jointly-controlled entity in Cambodia, has obtained a operating agreement from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

(j) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancelable operating leases as at 31 December (Company: nil) are as follows:

	Consolidated financial statement	
	2008	2007
	(in million Baht)	
Not later than 1 year	354	185
Later than 1 year and not later than 5 years	412	347
Later than 5 years	160	87
	926	**619**

(k) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC"), a jointly-controlled entity of THCOM, entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
CORPORATION PUBLIC COMPANY LIMITED

31 Significant event of Advance Info Service Public Company Limited and its Group ("ADVANC")

31.1 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission (NTC) regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), ADVANC has entered into an interconnection (IC) agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, ADVANC did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, ADVANC did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of operating, sent a letter to ADVANC informing that ADVANC is not the licensee who owns the network and ADVANC has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions. ADVANC charged TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

According to the operating agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated entering into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of NTC and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

On 30 December 2008, TOT has notified in writing to ADVANC that result of the negotiation between TOT and ADVANC regarding rate and calculating method of the revenue sharing can not be concluded and requested ADVANC to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of ADVANC within 30 December 2008. ADVANC has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, ADVANC and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by ADVANC.

SHIN CORPORATION PUBLIC COMPANY LIMITED

31.2 Significant event of ADVANC and Digital Phone Co., Ltd

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

* "... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

* The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

** "...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

** The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

31.3 Significant commercial dispute and litigations

ADVANC

Between ADVANC and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT submitted a dispute Black Case No. 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the rulings of the Arbitration Panel shall be in favour of ADVANC and have no material impact to the financial statements of ADVANC because this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

   On 1 October 2008, CAT has submitted the revision of petition to adjust amount of claimed down to Baht 3,410 million which a penalty of the unpaid amount is calculated up to January 2008 for Baht 790 million and value added tax Baht 171 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the rulings of the Arbitration Panel shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent letter no. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

   On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

   On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

   At present, said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 122 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the management believes that the rulings of the Arbitration Panel of the said dispute shall be in favor of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respect.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT has submitted the Black Case no. 1245/2551 to the Civil Court against ADVANC as the defendant No.1 and AIN, a subsidiary of ADVANC, as the defendant No.2 requesting ADVANC and the subsidiary to pay compensation for damage plus 7.5% interest per annum up to the date of case submission equaling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialling from no.005 of the subsidiary, instead of No. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT has damaged consecutively until 7 March 2008. On 19 November 2008 CAT has submitted the order of provisional remedial measure before delivery of judgment to cease ADVANC and the subsidiary to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of the subsidiary which the Civil Court will have an order of provisional remedial measure on 26 February 2009.

At present, the said case is under the court process. ADVANC's management believes that the result of the said case shall be in favour of ADVANC and have no material impact to financial statements of ADVANC. Further reason, the symbol "+" is an international symbol. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, ADVANC has not infringed and made damage to CAT.

SHIN CORPORATION

32 Bank guarantees

As at 31 December 2008, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 631 million, USD 44 million *(As at 31 December 2007: Baht 572 million and USD 45 million)* on a consolidated basis.

33 Events after the balance sheet date

Significant commercial dispute and litigations

Digital Phone Company Limited ("DPC")

On 3 February 2009, CAT Telecom Public Company Limited ("CAT") has submitted a dispute under Black Case No 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC, a subsidiary of ADVANC, to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in clause 2.1 of the Agreement which DPC is obligated to deliver and transfer ownership under the Agreement.

The above dispute is in process of DPC to prepare the objection according to arbitration procedures. The management of ADVANC believes that the outcome of this case shall be in favor of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

Long-term debentures

On 23 January 2009, ADVANC issued the unsubordinated and unsecured debentures as follows:

1) Debenture by 5 million units of Baht 1,000 each, amounting to Baht 5,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first 2.5 years and 5.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 July 2012.

2) Debenture by 2.5 million units of Baht 1,000 each, amounting to Baht 2,500 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first and second years, 5.00% p.a. for the third and fourth years, and 6.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 January 2014.

Dividend payment

The dividend payment of Lao telecommunications Company Limited ("LTC"), a jointly-controlled entity of THCOM

On 4 February 2009, the Ordinary Shareholders' meeting of LTC passed a resolution to approve additional dividend payment from the 2008 operation result in the amount of US Dollars 15 million. Total dividend payment of 2008 is US Dollars 25 million.

SHIN CORPORATION
ชินคอร์ปอเรชั่น จำกัด (มหาชน)
PUBLIC COMPANY LIMITED

Proposed dividend payment of associates

At the Board of Directors' meeting ADVANC, CSL and its subsidiaries, passed resolutions to approve the dividend payment which must be approved by the shareholders as follows:

Company	Date of Meeting	Dividend	Interim dividend paid in 2008	Outstanding balance	Amount
			(Baht/share)		*(in million Baht)*
Associates					
ADVANC	18 February 2009	6.30	3.00	3.30	9,775
CSL	19 February 2009	0.72	0.50	0.22	127
Subsidiaries of ADVANC					
Advanced Contact Center Co., Ltd.	16 February 2009	6.25	-	6.25	170
Advanced Magic Card Co., Ltd.	16 February 2009	8.50	-	8.50	213
AIN GlobalComm Co., Ltd.	16 February 2009	550	-	550	1,100

Proposed dividend payment of the Company

On 20 February 2009, the Company's Board of Directors passed the resolution regarding to approve dividend payment to the Company's shareholders as follows:

	Payment *(Baht/share)*	Estimated dividend payment *(in million Baht)*
1) Dividend payment for the period from 1 January to 13 August 2008 (Remark 1)	2.40	7,682
2) Interim dividend for the period from 1 January to 9 April 2009 (Remark 2)	1.25	4,001

Remark: 1) On 22 April 2008, the 2008 Annual General Shareholder's meeting passed a resolution to pay the first interim dividend at Baht 1.25 per share, totally Baht 4,001 million from the operating result for the period from 1 January to 10 April 2008. The dividend was paid to shareholders on 12 May 2008. On 14 August 2008, the Company's Board of Directors passed a resolution to pay the second interim dividend at Baht 1.15 per share, totalling Baht 3,681 million from the operating result for the period from 11 April to 13 August 2008. The dividend was paid to shareholders on 11 September 2008. The total dividend paid in the year was Baht 2.40 per share. Thus, there is no additional dividend from the operating result for the year 2008 to be approved by the 2009 annual general jointly-controlled entities shareholders' meeting

2) For the interim dividend from the operating result for the period from 1 January to 9 April 2009 is subjected to the approval by the 2009 Annual General Shareholders' meeting of ADVANC which its Board of Directors passed a resolution to call the Annual General Shareholders' meeting for the year 2009 on 8 April 2009 of which there is an agenda of dividend payment for the operating result of the second half of the year 2008 at Baht 3.30 per share. The Company expects to realize dividend, after the approval by the Annual General Shareholders' meeting of ADVANC, in the amount of Baht 4,170 million (1,264 million shares; Baht 3.30 per share).

The Company will propose these dividend payments to the 2009 Annual General Meeting of Shareholders for approval.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

RECEIVED

2009 FEB 25 P 1:17

Overview

We are a holding company and conduct our business mainly in telecommunications and media and advertising businesses. Our discrete business segments are mainly local wireless telecommunication which manage through Advanced Info Service PLC "AIS"; satellite and international businesses which manage through Thaicom Public Company Limited "THCOM" (Formerly Shin Satellite Public Company Limited) and its jointly-controlled entity who operates telecommunications in Cambodia and Laos; media and advertising businesses which manage through ITV Public Company Limited "ITV" and Matchbox Company Limited "Matchbox" and other which primarily through CS Loxinfo Public Company Limited "CSL"

Prior to March 7, 2007, our subsidiary ITV operated a free-to-air television broadcasting station in Thailand. On March 7, 2007, the Prime Minister's Office "PMO" revoked ITV's concession to operate and ITV ceased its television broadcasting operations. As a result from the revocation, the revenue of media and advertising businesses for the year ended December 31, 2008 decreased when compared to the same periods last year. ITV is awaiting to hear the arbitral award ruling regarding this matter, which cannot be predicted. For the purposes of a discussion on our historical financial statements, we have included a discussion of ITV in the note to financial statement.

Prior to June 21, 2007, Asia Aviasion Co., Ltd. "AA" had a jointly-controlled entity called Thai AirAsia which provided low-cost airline services from Bangkok to various domestic and international destinations. We sold our interests in AA on June 21, 2007. As a result, the revenue of low-cost airline for the year ended December 31, 2008 decreased when compared to the same period last year. In addition, prior to December 7, 2007, our subsidiary Capital OK provided consumer credit services, including personal loans, credit cards and motorcycle hire-purchases. We sold our interests in Capital OK on December 7, 2007. Thus, consumer finance has been excluded from the consolidated financial statements for the year ended December 31, 2008.

Our consolidated profit attributable to equity of the Company for the year ended December 31, 2008 was Baht 5,649.3 million based upon total consolidated revenue of Baht 15,876.3 million. Our consolidated net profit depends primarily on the results of operations of AIS Group, our associated company and the primary focus of our wireless communications business. We account for AIS Group using the equity method. Our share of the net profits of AIS Group, for the year ended December 31, 2008, was Baht 6,717.5 million, contributed 42.3% of our total consolidated revenue and contributed 118.9% of our consolidated net profit attributable to equity holders of the Company. For a discussion and analysis of the results of operations of AIS Group, see "MD&A of AIS" below.

Company Operations (Cost Method)

The following table provides the Company's statements of income for the period indicated. This table should be read together with the Company's financial statements.

	Year Ended			
	2008		2007	
	(in millions of Baht)		(in millions of Baht)	
Dividends income	8,003.4	*99.2%*	8,078.3	*96.2%*
Gain on sale of investment	-	-	271.0	*3.2%*
Other income	64.3	*0.6%*	49.8	*0.6%*
Total revenues	8,067.7	*100.0%*	8,399.1	*100.0%*
Selling and administrative expenses	253.6	*3.1%*	355.0	*4.2%*
Impairment loss on investments in subsidiaries	86.9	*1.1%*	4,940.8	*58.8%*
Directors' remuneration	16.0	*0.2%*	14.6	*0.2%*
Total expenses	356.5	*4.4%*	5,310.4	*63.2%*
Profit before interest	7,711.2	*95.6%*	3,088.7	*36.8%*
Interest expenses	-	-	(2.1)	*0.0%*
Net profit for the year	7,711.2	*95.6%*	3,086.6	*36.7%*

The Company's Net Result

The Company's net profit increased 149.8% from Baht 3,086.5 million in 2007 to Baht 7,711.2 million in this year. This was mainly due to the impairment loss on Capital OK of Baht 4,940.8 million in 2007 but, in 2008, it was only Baht 86.9 million on our investment in Payment Solution Co., Ltd., "PSC".

The following table provides the Company's balance sheets for the period indicated. This table should be read together with the Company's financial statements.

	As at December 31,			
	2008		2007	
	(In millions of Baht)		(In millions of Baht)	
Cash & cash equivalents and current investment	1,726.5	12.1%	2,575.3	16.9%
Other current assets	17.9	0.1%	45.2	0.3%
Investments in subsidiaries, associates and jointly-controlled entities	12,502.4	87.2%	12,514.4	82.3%
Other assets	83.2	0.6%	67.6	0.5%
Total assets	14,330.0	100.0%	15,202.5	100.0%
Total liabilities	66.4	0.5%	59.0	0.4%
Shareholders' equity				
Share capital	3,201.1	22.3%	3,196.8	21.0%
Premium on share capital	10,197.3	71.2%	10,149.9	66.8%
Legal reserved	500.0	3.5%	500.0	3.3%
Retained earnings	365.2	2.5%	1,296.8	8.5%
Total shareholders' equity	14,263.6	99.5%	15,143.5	99.6%
Total liabilities and shareholders' equity	14,330.0	100.0%	15,202.5	100.0%

The Company's Balance Sheets

Total assets as at December 31, 2008 decreased 5.7% when compared to the total assets as at December 31, 2007, particularly from cash & cash equivalents and current investment. Cash decreased mainly due to the dividend payment was higher than the dividend receipt. As at December 31, 2008, the shareholders' equity was Baht 14,263.6 million decreased from Baht 15,143.5 million as at December 31, 2007. This was due to a drop of Baht 931.6 million in retained earnings from our dividend paid. According to the Annual General Meeting on April 22, 2008, the shareholders approved the annual dividend for the operation of year 2007 at Baht 0.30 per share and the interim dividend for the period from January 1 to April 10, 2008 at Baht 1.25 per share. Also, the Board of Director meeting held on August 14, 2008 approved to pay the interim dividend for the period from April 11 to August 13, 2008, at Baht 1.15 per share. The dividend paid in total was Baht 8,642.8 million.

Group Operation (Consolidation Method)

The following tables provide a breakdown of our total consolidated revenue by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the years indicated. This table should be read together with our consolidated financial statements.

	Year Ended December 31,			
	2008		2007	
	(In millions of Baht)		(in millions of Baht)	
Revenue:				
Revenue from sales of goods and rendering of services:				
- Telephone network in foreign entities (other than AIS)	1,930.3	*12.2%*	2,211.9	*9.7%*
- Satellite	4,664.1	*29.4%*	4,240.9	*18.6%*
- Media and advertising	1,779.1	*11.2%*	2,045.3	*8.9%*
- Consumer finance	-	-	1,247.4	*5.5%*
- Low-cost airline	-	-	502.1	*2.2%*
- Others*	544.1	*3.4%*	111.5	*0.3%*
Total revenues from sales of goods and rendering of services	8,917.6	*56.2%*	10,359.1	*45.3%*
Gain on sale of investments in a subsidiary	-	-	4,155.0	*18.2%*
Gain on foreign exchange	-	-	1,044.5	*4.6%*
Other incomes	174.0	*1.1%*	250.6	*1.1%*
Share of profits from investments – equity method:				
- AIS (local wireless telecommunication)	6,717.5	*42.3%*	6,893.1	*30.2%*
- Other	67.2	*0.4%*	127.1	*0.6%*
Total share of net results from investments—equity method	6,784.7	*42.7%*	7,020.2	*30.8%*
Total revenue	15,876.3	*100.0%*	22,829.4	*100.0%*
Expenses:				
Costs of sales of goods and rendering of services	7,038.6	*44.3%*	7,639.1	*33.5%*
Operating agreement fees	485.7	*3.1%*	657.4	*2.8%*
Loss on provision for unpaid operating agreement fee and interest	433.4	*2.7%*	382.3	*1.7%*
Selling and administrative expenses	2,038.9	*12.8%*	5,733.7	*25.1%*
Loss on foreign exchange	369.4	*2.3%*	-	-
Impairment loss on goodwill and investment in a subsidiary and a jointly-controlled entity	60.1	*0.4%*	447.0	*2.0%*
Impairment loss on operating agreement assets	-	-	1,961.6	*8.6%*
Directors' remuneration	28.5	*0.2%*	25.7	*0.1%*
Total expenses	10,454.6	*65.9%*	16,846.8	*73.8%*
Profit before interest and income tax expenses	5,421.7	*34.1%*	5,982.6	*26.2%*
Interest expense	(457.3)	*(2.9)%*	(1,117.5)	*(4.9)%*
Income tax expense	248.8	*1.6%*	(2,361.3)	*(10.3)%*
Profit for the year	5,213.2	*32.8%*	2,503.8	*11.0%*
Attributable to:				
Equity holders of the Company	5,649.3	*35.6%*	960.0	*4.2%*
Minority interest	(436.1)	*(2.7)%*	1,543.8	*6.8%*
	5,213.2	*32.8%*	2,503.8	*11.0%*

Remark * Includes Internet, direct satellite television, information technology businesses and consolidation eliminations

Revenues

Total revenue for 2008 decreased by 30.5% from Baht 22,829.4 million in 2007 to Baht 15,876.3 million in 2008.

Revenue from Sales and Services. Revenue from sales and services decreased 13.9% from Baht 10,359.1 million in 2007 to Baht 8,917.6 million in 2008, mainly as a result from the decrease in revenue from consumer finance and low-cost airline businesses which were sold during 2007. In addition, there were decreases in media and advertising businesses and telephone network in foreign entities, offset with the increase in satellite business.

Telephone network in foreign entities (other than AIS). Revenue from our telephone network in foreign entities, in Cambodia and Laos for 2008 decreased 12.7% from Baht 2,211.9 million to Baht 1,930.3 million. This was primarily because the decrease of investment in SHEN, a holding company who invest in telephone network businesses in Laos and Cambodia in 2007. After the sale, THCOM has recognized only 51.0% of the revenues from Cambodia and 25.0% from Laos, started from July 25, 2007 using the proportionate consolidation basis instead of 100.0% using the fully consolidated basis in Cambodia and 49% using the proportionate consolidation basis in Laos. Had THCOM accounted for its telephone network in Cambodia and Laos following the fully consolidated basis in SHEN before the sale, our international telephone revenues in 2008 would have been Baht 3,778 million compared to Baht 2,835 million in 2007.

In Laos, total telephone subscribers, including mobile and fixed line, increased 22.7% to 964,518 in 2008 from 786,705 in 2007, primarily due to a significant growth rate of mobile GSM prepaid which increased by 25.5% to 868,622 in 2008, and CDMA subscribers increased by 16% to 29,620 in 2008. Prepaid mobile ARPU increased 2.7% in 2008 mainly due to the change in customer behavior, customer loyalty, improvement of network quality and coverage areas which in turn led to increase in mobile minute usage. PSTN ARPU increased 5.7% mainly because of the change in customer behavior.

In Cambodia, the telephone revenue increased as a result of subscribers that rose 93.8% to 921,205 in 2008 from 475,435 in 2007, primarily due to the additional new 330 telephone base stations that enlarging services to cover all major transportation routes and tourism spot in Cambodia. Even though, ARPU decreased 14.9% because of marketing campaign and promotion.

Satellite. Revenue from our satellite business increased by 10.0% from Baht 4,240.9 million in 2007 to Baht 4,664.1 million in 2008, primarily because of the increase in revenue from transponder lease of both IPSTAR and conventional satellite and also higher sale of UT of IPSTAR.

Media and advertising. Revenues from our media and advertising segment decreased by 13.0% from Baht 2,045.3 million in 2007 to Baht 1,779.1 million in 2008, primarily due to the cessation of ITV's television broadcasting concession following the revocation of its concession agreement on March 7, 2007.

Consumer finance and Airline. Following the sale of our interests in AA in June 2007 and Capital OK in December 2007, our revenues from low-cost airline and consumer finance businesses are no longer included in our consolidated financial statement.

Others. Our other revenue increased from the sale of direct satellite television, which is operated by DTV Co. Ltd "DTV", a subsidiary of THCOM. This was mainly due to an increase of the sale in Cambodia and Laos which was first incurred in 1Q08.

Gain from sale on a subsidiary and a jointly-controlled entity. In 2007, the gain from sale on a subsidiary and a jointly-controlled entity was primarily from the sale of 49.0% of SHEN amounting to Baht 5,126.3 million and our 24.5% effective shareholding in Thai AirAsia amounting to Baht 406.9 million, partially offset by a loss from the sale of 100.0% of Capital OK amounting to Baht 1,378.2 million.

Loss/Gain on foreign exchange rate. In 2008, we had loss on foreign exchange rate in the amount of Baht 369.4 million, while, in 2007, we had gain of Baht 1,044.5 million. This can be attributed to the continuance of depreciation of the Baht against the U.S. dollar compared with the appreciation of the Baht against the U.S. dollar in the last year.

Share of Profits from Investment—Equity Method. Our share of profits from investments, using the equity method decreased 3.4% from Baht 7,020.2 million in 2007 to Baht 6,784.7 million in 2008. The share of profits from investment was mainly contributed from AIS Group.

In 2008, the profit of standalone AIS Group was Baht 16,409.0 million compared to Baht 16,290.5 million in 2007. The significant effects on the profit of AIS are as follows: (the net profit of AIS Group was not included derivative adjustment that we had adjusted to our share of profits from investment in AIS)

- The cease of goodwill amortization, following Thai Accounting Standard #43 that affected in 2008, but using impairment test instead. This had decreased its expenditure by Baht 1,167 million per annum.
- In 2008, there were impairment loss on DPC goodwill of Baht 3,553 million and a goodwill written-off in the amount of Baht 15 million as a result from the sale of investment in ADC, a subsidiary of AIS.
- In 2008, DPC booked a gain of Baht 1,217 million (after tax) as a result from the over accrued liability related to the dispute "Unwind agreement" which DPC paid less than such accrued liability.

Apart from the effects above, the normalized net profit increased 7.5% to Baht 18,760 million from Baht 17,457 million. The improvement was from the increase in service revenue, healthy subscriber base which turned into lower provision for bad debt, and efficient cost control that reduce operating expenses. For a discussion and analysis of the results of operations of AIS, see "MD&A of AIS" below.

Expenses

Total expenses decreased by 37.9% from Baht 16,846.8 million in 2007 to Baht 10,454.6 million in 2008, primarily from the divestment of consumer finance and low-cost airline businesses, the cessation of ITV's television broadcasting business and the impairment loss on operating agreement assets in 2007 from our media and advertising business.

Cost of Sales and Services. Cost of sales and services decreased by 7.9% from Baht 7,639.1 million in 2007 to Baht 7,038.6 million in 2008, primarily due to the sale of our interests in AA and Capital OK, and the cessation of ITV's television broadcasting business. Moreover, cost of sales and services from conventional satellite decreased as a result of a reduction in cost of in-orbit insurance, and telephone network in foreign entities decreased as the sale partial of our interest in SHEN, as mentioned above. However, these were offset with an increase in cost of sales of IPSTAR, resulting from higher cost of UT sales corresponding to the sale growth. Also, the cost of direct satellite television increased following the sale growth in Thai, Cambodia and Lao PDR.

Operating Agreement Fees. Operating agreement fees dropped from Baht 657.4 million in 2007 to Baht 485.7 million in 2008 as the cessation of ITV's television broadcasting business in March 2007.

Loss on Provision for Unpaid Operating Agreement Fee and Interest. The loss on provision for unpaid operating agreement fee and interest increased 13.4% from Baht 382.3 million in 2007 to Baht 433.4 million in 2008. This was because of the additional unpaid operating agreement fee.

Selling and Administrative Expenses. Our selling and administrative expenses decreased by 64.4% from Baht 5,733.7 million in 2007 to Baht 2,038.9 million in 2008, primarily due to a decrease in the provision for loan losses at Capital OK following the sale of our interest in Capital OK in December 2007 and the decrease in selling and administrative expenses at ITV following the cessation of its business in March 2007.

Impairment Loss on Goodwill and Investment in a Subsidiary and a Jointly-Controlled entity. In 2007, we recorded an impairment loss on goodwill in full amount of Baht 447.0 million in Capital OK while, in 2008, we recorded an impairment loss of Baht 60.1 million on our investment in PSC.

Impairment Loss on Operating Agreement Assets. In 2007, we recorded an impairment loss on concession assets of Baht 1,961.6 million due to the expropriation of ITV's assets following the revocation of its concession agreement by the PMO in March 2007 which was an indicator of impairment loss of concession assets.

Profit before Interest and Tax

As a result of the foregoing, the profit before interest and tax decreased 9.4% from Baht 5,982.6 million in 2007 to Baht 5,421.7 million in 2008.

Interest Expense

Our interest expense decreased by 59.1% from Baht 1,117.5 million in 2007 to Baht 457.3 million in 2008 primarily due to the repayment of partial loans in relation to project of IPSTAR and Thaicom 5 and the sale of our interest in Capital OK in December 2007. We have excluded Capital OK's interest expenses from our consolidated interest expenses.

Income Tax

In 2008, we had income tax surplus at Baht 248.8 million compare to a tax expense at Baht 2,361.3 million in 2007. This was because our satellite business had a loss from operation in 2008, while, in 2007, we had gain on sale of investment in SHEN.

Net Results Attributable to Minority Interests, mainly the minority interests in THCOM

We recorded the loss from our subsidiaries shared to minority in the amount of Baht 436.1 million in 2008. But we recorded the gain shared to minority in the amount of Baht 1,543.8 million as a result from the gain on sale of investment in SHEN.

Profit attributable to equity holders of the Company

As a result of the foregoing, our net results improved significantly from Baht 960.0 million in 2007 to Baht 5,649.3 million as a result from, in 2008 and onwards, there was no loss contributed from consumer finance business and no impairment loss on operating agreement assets of ITV.

O.

Consolidated Balance Sheet

The following table provides the consolidated balance sheets for the period indicated. This table should be read together with the consolidated financial statements.

	As at December 31,			
	2008		2007	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents and current investment	3,772.3	*6.0%*	6,446.7	*9.6%*
Other current assets	2,609.4	*4.1%*	2,629.0	*3.9%*
Investments in associates	31,237.5	*49.4%*	32,690.7	*48.6%*
Property and equipment under operating agreements, net	17,068.6	*27.0%*	18,776.4	*27.9%*
Other assets	8,567.0	*13.5%*	6,724.0	*10.0%*
Total assets	63,254.8	*100.0%*	67,266.8	*100.0%*
Total current liabilities	7,890.9	*12.5%*	8,631.9	*12.8%*
Long-term borrows	7,726.4	*12.2%*	8,453.6	*12.6%*
Other liabilities	1,077.1	*1.7%*	459.9	*0.7%*
Total liabilities	16,694.4	*26.4%*	17,545.4	*26.1%*
Total shareholders' equity	46,560.4	*73.6%*	49,721.4	*73.9%*
Total liabilities and shareholders' equity	63,254.8	*100.0%*	67,266.8	*100.0%*

Assets

The cash & cash equivalents and current investment dropped 41.5% from December 31, 2007 to Baht 3,772.3 million in 2008, mainly due to our payment of dividend, the repayment of loans and corporate income tax in satellite business. The investment in associates decreased 4.2%, mainly from the investment in AIS, as a result of dividend received from investments in the amount of Baht 8,068.9 million but offset with share of profits from investment in 2008. Consolidated property and equipment under operating agreements dropped 9.1% as the depreciation and amortization related to our satellite business.

Liabilities

As at December 31, 2008, the consolidated liabilities dropped 4.9% mainly due to the repayment of outstanding loans and income tax payable in satellite business and the early loan repayment of ITV.

Shareholders' equity

The consolidated shareholders' equity decreased from December 31, 2007, due to our dividend paid Baht 8,642.8 million but offset with the net profit of Baht 5,649.3 million.

Cash Flow

The following table summarizes our consolidated cash flows for the years indicated:

	Year Ended December 31,	
	2008	2007
	(in millions of Baht)	(in millions of Baht)
Net cash provided by operating activities	1,656.8	5,172.7
Net cash provided by investing activities	5,658.4	14,852.1
Net cash used in financing activities	(9,982.8)	(19,145.5)
Net increase (decrease) in cash & cash equivalents and current investment	(2,667.6)	879.3
Cash & cash equivalents and current investment at beginning of year	6,446.7	5,571.8
Effects of exchange rate changes on balances held in foreign currencies	(6.8)	(4.4)
Cash & cash equivalents and current investment at end of year	3,772.3	6,446.7

In 2008, consolidated cash & cash equivalents and current investment decreased Baht 2,667.6 million to Baht 3,772.3 million (excluded effects of exchange rate changes on balances held in foreign currencies) while in 2007, the consolidated cash & cash equivalents and current investment increased Baht 879.3 million from the end of the year 2006.

Net cash flows provided by operating activities

The consolidated cash flow provided by operating activities was Baht 1,656.8 million decreased 68.0% from 2007 mainly due to the decrease of cash received from the loans and interest receivables contributed from Capital OK, following the sale of our interest in Capital OK in December 2007.

Net cash flows provided by investing activities

In 2008, the consolidated cash flow provided by investing activities was Baht 5,658.4 million decreased 61.9% from 2007. This was because, in 2007, there was net cash inflow from the sale of our investments in subsidiaries and a jointly-controlled entity of Baht 6,543.2 million, particular from the sale of our partial investment in SHEN, while, in 2008, there was an income tax paid from gain on sale of investment in SHEN Baht 1,290.0 million.

Net cash flows used in financing activities

The consolidated cash flows used in financing activities was Baht 9,982.8 million decreased 47.9% from 2007, mainly, from the decrease in repayment of loans Baht 15,058.9 million as a result from the disposal of our investment in Capital OK in 2007 but offset with dividend paid in 2008 that rose Baht 5,446.4 million.

0.

OVERVIEW

2008 was a continued favorable year with a decent 6.5% organic revenue growth, stable market share of revenue, and improved margin. During the first nine months, revenue grew strongly at 8.6% amidst the high inflation, well above the guidance of 7-8%, before the blow of abnormally weak 4Q08 affected by political pressure and economic slowdown. The key growth drivers for 2008 were healthier subscriber net additions supported by AIS's strength in upcountry market and revamped distribution channels, as well as the strong growth in data usage and subscription on EDGE technology.

Leading with the superior network coverage and quality, AIS implemented a more efficient distribution structure by expanding sub-dealer penetration with improved compensation scheme, instead of relying primarily on main dealers. This turned subscription into strong net additions particularly in the rural area where the penetration remained low. Through the year, AIS also encouraged more prepaid refill transactions via electronic refill. The contribution of e-refill increased significantly to 30% of total refill in 2008 from the low-single digits in 2007. The convenience and the small-denomination of e-refill not only enhanced the airtime sales but also reduced production cost of scratch cards.

On postpaid market, AIS remained committed to leading position and therefore managed a more prudent acquisition with a stringent credit screening policy. Subscriber acquisition was more targeted to the qualified consumers that fit in on both usage behaviors and lifestyles. The postpaid net additions were therefore improved in quality which reflected in lower churn and bad debt provision.

Meanwhile, price competition continued to ease from the introduction of interconnection regime that fostered change toward rational pricing. The impact was two folds, the termination rate provides cushion for tariff reduction and consequently protects margin, and the capex requirement was lower as excessive incoming traffic was eliminated. AIS utilized its large-scale advantage to promote the intra-network usage and off-peak price plans, resulted in more efficient capacity utilization and was able to reduce capex for capacity expansion.

Brand activities were another key focus for long-term growth. Toward the end of the year, AIS made a major revamp to its corporate brand, introducing new theme and corporate icon under the concept "With you, Always". The aim was to strengthen and communicate the brand values with focus on five key areas: best network quality, excellence service, more privileges, service innovation, and CSR.

2008 balance sheet remained strong with low gearing of 0.5x D/E and high liquidity. Strong operating performance, contributed by solid revenue growth and effective cost control, helped support the sustainability in cash flow generation, consequently led to AIS's ability to retain committed return to shareholders and readiness for future investment.

OPERATIONAL HIGHLIGHTS

<< Details of operational data are presented in page 8 >>

Subscriber base as of December 2008 reached 27.3m, grew 13% from the previous year. Net additions were 3.2m during 2008, slow down from 4.6m in 2007, following the less aggressive subscriber acquisition and the slower growth of multiple SIMs. Subscriber market share slightly declined to 45% from 46% in 2007 while revenue market share was stable at 51%. This reflects an improved quality of subscribers, partly attributed by the development in efficiency of distribution channels, as well as AIS' strong brand presence in particular for the rural markets.

Postpaid market was a turnaround from 2007, when the aggressive acquisition resulted in higher bad debt and increased churn. In 2008, the more prudent acquisition with a stringent credit screening policy resulted in improved subscriber quality. Churn was also reduced to 2% in 4Q08, compared to 4.7% in 4Q07.

Prepaid market continued to expand into the upcountry, especially in northeastern regions, where penetration remains low and potential demand is supported by increased income and purchasing power. With AIS's network strength and efficient distribution channels, Northeast area increased its contribution in terms of net additions as well as revenues.

ARPU continued to fall from the previous year due mainly to a higher penetration into the upcountry areas, where ARPUs was lower compared to urban areas, while the multiple-SIM users still prevail. ARPU in 2008 declined 11%, at a slower pace, compared to the 20% decline in 2007 as the growth of multiple SIMs slow down.

MOU in 2008 increased 9% from the previous year due to the higher usage on off-peak buffet packages as well as on-top promotions. Despite higher minutes, more efficient network utilization helped decreased the actual CAPEX spending to Bt12.6bn in 2008, from the initial budget of Bt16-17bn.

Subscriber growth continued in upcountry market with improved quality, supported by more efficient distribution

ARPU continued to fall from multi-SIM and new users with lower ARPUs but at a slower rate

Usage increased from the success of off-peak packages while put less pressure on capex

SIGNIFICANT EVENTS

Impairment loss from DPC goodwill of Bt3,553m recognized in 4Q08

As at 31 December 2008, the Group recorded in the Income Statement for the period a Bt3,553m impairment loss of goodwill on DPC, a subsidiary operating mobile service on GSM 1800MHz. Such item is not tax deductible, unrecoverable and is non-cash expense.

The goodwill impairment arises from change in Thai Accounting Standard (TAS 43) that take effect from 1 January 2008, under which the amortization of goodwill was discontinued, while the impairment loss is recognized when the carrying value of goodwill exceeds its estimated recoverable value, or present value of the estimated future cash flow from the asset. (details of impairment method is available in note to financial statement)

The effects on the Group's consolidated financial statements ending 31 December 2008 are as following:

- Discontinue of goodwill amortization of Bt1,167m per annum on the Income Statement
- Recognized impairment loss on DPC goodwill of Bt3,553m, by discounting expected future cash flow method and compared with its carrying value of Bt6,655m. After the impairment, DPC goodwill left on the balance sheet is equivalent to Bt3,102m.

DPC settlement of Bt3,000m cash outflow with Bt1,739m before-tax gain on income statement in 2Q08

Referring to the dispute between DPC and DTAC on the "Unwind Agreement" (assignment right and obligation to operate PCN1800), DPC booked the total liability of Bt4,739m under the operation right payable as of December 31, 2007. In March 2008, the Arbitral ruled on two out of three dispute cases that DPC should pay DTAC for the total amount of USD85m plus interest of 9.5% p.a. The other dispute was pending on the Arbitration process. Consequently, on May 30, 2008, DPC agreed to pay DTAC for the settlement of Bt3,000m. The settlement agreement effectively surrendered all existing and future claims, disputes and obligations from the Unwind Agreement between DPC and DTAC. As a result, AIS booked in its financial statement as of 2Q08, other income amounted to Bt1,739m, which was subjected to 30% corporate income tax. On cash flow statement, 2Q08 AIS had a cash outflow of Bt3,000m for the DPC settlement. (detail background of dispute is available in note to financial statement)

FINANCIAL RESULTS

Service revenue exclude IC (Unit: Bt million)	2007		2008		y-o-y
Voice revenue	62,693	80.1%	63,906	76.7%	1.9%
Postpaid (voice)	17,201	22.0%	15,098	18.1%	-12.2%
Prepaid (voice)	45,491	58.1%	48,808	58.5%	7.3%
Non-voice revenue	8,628	11.0%	11,061	13.3%	28.2%
International roaming	3,699	4.7%	3,696	4.4%	-0.1%
Others (IDD, other fees)	3,261	4.2%	4,710	5.6%	44.4%
	78,280	**100.0%**	**83,373**	**100.0%**	**6.5%**

Service revenue excluded IC for 2008 grew 6.5% y-o-y from strength in upcountry coverage and improved price competition

4Q08 was exceptionally weak due to airport closure, weak sentiment and economy slowdown

EBITDA margin ex-IC improved by 300bps to 48.3% while normalized profit rose 7.4% y-o-y supported by solid revenue growth and efficient cost control

Service revenue exclude IC grew 6.5% y-o-y to Bt83,373m in 2008 from Bt78,280m in 2007 mainly attributed by 7.3% prepaid voice revenue growth while non-voice revenue rose 28.2% and international call (IDD) revenue surged 90% y-o-y. The revenue growth during the first nine month grew strongly at 8.6% amidst the high inflation, and was well above the guidance of 7-8%. The high-season 4Q08 revenue nevertheless was largely affected by the political instability, in particular the airport closure, as well as the weak economy and consumer confidence which dampen both domestic usage and foreign tourist traffic. Service revenue exclude IC in 4Q08 grew only 0.6% y-o-y to Bt20,222m but declined 2.1% q-o-q, with weakness shown across all revenue segments, and most prevalent in international roaming.

Voice revenue slightly increased by 1.9% due mainly to the drag of postpaid service which fell 12.2% y-o-y while prepaid posted healthy 7.3% growth. The decline in postpaid revenue was the impact from effort to improve quality subscribers and bring back a healthy revenue base. During 2008, price competition continued to improve from 2007 as the implementation of IC had set the cost of off-net pricing. Mobile operators continued to adjust the various price plans during the 1H08 mainly focusing on raising off-net tariff while promoting subscription to on-net plans. However, the high inflation during mid-2008 and weak consumer spending had been an obstacle for price increase in the 2H08.

Non-voice revenue rose strongly 28.2% y-o-y to Bt11,061m, from Bt8,628m in 2007. AIS recorded more than 20% y-o-y non-voice revenue growth in five consecutive quarters despite dampen consumer confidence in late 2008. The Key growth drivers were from mobile internet browsing which surged 75% y-o-y, as a result of improved data speed on EDGE capability, and 45% growth in content downloads. The more variety of smart phones at affordable prices in the market this year also helped fuel growth on data usage. Contribution of revenue from mobile data browsing (GPRS/EDGE) increased to 22% of non-voice revenue in 2008 from 16% in 2007. SMS remained the majority part of non-voice revenue, now represented 27%, from 30% in the previous year. The proportion of non-voice revenue to service revenue increased to 11%, from 9% in 2007.

Interconnection (Bt million)	2007	2008
Revenue	16,530	16,213
Cost	14,054	15,476
Net interconnection	2,477	737

International roaming (IR) in 2008 remained flat y-o-y at Bt3,696m despite 12.9% y-o-y growth in 9M08. This was due to the impact of 10-day airport closure, slashing the numbers of incoming international tourists which are the key source of roaming revenue.

Other revenue grew 44.4% y-o-y mostly contributed by the growth in **international call (IDD)** service which rose 90% y-o-y from the full service launch on AIN international telephone gateway (005 direct-dialing code).

Interconnection (IC) revenue decreased 1.9% y-o-y while IC costs increased 10.1% y-o-y. As a result, 2008 net IC revenue dropped to Bt737m, from Bt2,477m in 2007. During the year, tariff adjustment among mobile operators was the main force that drove net IC of all operators toward neutralized zone. While other operators focused on managing down their IC cost through raising off-net tariff, AIS utilized its large-scale advantage by aiming on revenue from consumers' outgoing calls rather than incoming revenue from other operator as well as leverage up on the largest customer base through on-net packages.

Sales revenues in 2008 dropped 17.9% y-o-y to Bt11,205m in 2008 from Bt13,644m in 2007 due to decrease in both handset sales and SIM card sales. Handset unit sales declined from slower demand for new handsets in the 2H08 following weak economy while average selling price also fell as consumers opt to buy the cheaper low-end handsets. Unit sales of SIM cards also dropped in 2008 following declining net additional subscribers for the year of 3.4m compared to 4.6m net adds in 2007.

Cost of sales decreased 16.6% y-o-y following the decline in sales revenue. Sales gross margin declined to 6% from 7.5% in 2007.

Cost of service excl. IC (Bt million)	2007	2008	y-o-y
Amortization	16,686	17,898	7.3%
Base station rental & utility	2,312	2,513	8.7%
Maintenance	1,872	1,825	-2.5%
Others	3,517	3,773	7.3%
	24,387	26,008	6.6%

Cost of service exclude IC increased 6.6% y-o-y to Bt26,008m, from Bt24,387m in 2007 due mainly to higher network amortization, which rose 7.3% y-o-y as a result of lessen amortization period. On the other hand, network maintenance costs dropped 2.5% y-o-y despite of network expansion with 1,500 more base station for the year. The lower maintenance cost was attributed to the success of the operational cost-efficiency program. Other cost of services increased 7.3% due mainly to additional costs associated with IDD full service launch.

(Bt million)	2007	2008	y-o-y
Revenue sharing	[illegible]	[illegible]	1.7%
% of service revenue excl. IC	25.2%	24.0%	

Revenue sharing to TOT and CAT in 2008 increased 1.7% y-o-y to Bt20,021m from Bt19,691m in 2007. It is now represented 24.0% of service revenue exclude IC, declined from 25.2% in 2007 as revenue proportion from postpaid was smaller.

SG&A (Bt million)	2007	2008	y-o-y
marketing expense	3,535	3,252	-8.0%
Bad debt expense	1,347	530	-60.6%
SG&A expenses	12,769	11,205	-12.2%
% marketing to total revenue (excl. IC)	3.8%	3.4%	
% bad debt to postpaid revenue	6.5%	2.7%	
% SG&A to total revenue	11.8%	10.1%	

SG&A expenses decreased 12.2%, mainly from ceased recognition of goodwill amortization (according to TAS43). Stripping out impact from goodwill amortization, SGA declined 3.4% y-o-y from 60.6% y-o-y fall in the provision of bad debt, 8% y-o-y drop in marketing expense, and 13.5% decline in operating expenses. Bad debt improved significantly, representing 2.7% of postpaid revenue in 2008, declined from 6.5% in 2007. The drastic improvement was due to the group's more stringent credit policy in screening new postpaid subscription. Marketing expense in 2008 was 3.4% of total revenue excluded IC, slightly declined from 3.8% in 2007 and was below the budget of 4%, despite of the brand refreshment activities on both corporate and prepaid brand.

Other income in 2008 surged 288% to Bt2,570m from Bt662m in 2007, primarily from the one-time settlement gain between DPC and DTAC amounted to Bt1,739m.

EBITDA margin excluded IC for 2008 improved to 48.3% from 45.3% in 2007 contributed by a higher revenue growth, lower bad debt provision as well as operating cost saving. Including IC, EBITDA margin was 41.9%, slightly increased from 40.3% in 2007.

EBITDA (Bt million)	2007	2008	y-o-y
Operating profit	**24,930**	**27,548**	
Depreciation PPE	3,174	3,029	
Amortization	14,413	15,815	
Amortization of goodwill	1,167		
Goodwill write-off		15	
EBITDA	**43,684**	**46,406**	**6.2%**
EBITDA margin	40.3%	41.9%	
EBITDA excl. IC	**41,668**	**45,722**	**9.7%**
EBITDA margin excl. IC	45.3%	48.3%	

Net profit for 2008 was Bt 16,409m, flat from Bt16,290m in 2007, due mainly to the goodwill impairment of Bt3,553m. Normalized net profit, before extra items, rose 7.5% y-o-y to Bt18,760m, from Bt17,457m in 2007. The performance improvement was from solid revenue growth, healthy subscriber base which turned into lower provision for bad debt, and efficient cost control that helped reduce cash operating expenses.

Net Profit (Bt million)	Tax deductible	Where	2007	2008	y-o-y
Net income			**16,290**	**16,409**	**0.7%**
Add: Goodwill amortization	*No*	*SGA*	1,167		
Impairment of DPC goodwill	*No*	*Impairment loss*	-	3,553	
Goodwill write-off*	*No*	*SGA*	-	15	
Deduct: Gain on DPC settlement after tax	*Yes*	*Other income*	-	-1,217	
Normalized net income			**17,457**	**18,760**	**7.5%**

** Recognized in 1Q08 from sales of equity stake in a subsidiary, ADC*

Balance sheet structure

Total asset as of December 2008 was Bt128,081m, slightly decreased from Bt128,942m in 4Q07 due to the decreased in networks under agreement for operation, which caused by lower 2008 capex than the accelerated depreciation rate as a result of shorten agreement to operate lives. Intangible asset dropped 38.3% y-o-y mainly from the goodwill impairment of Bt3,553m. Other assets increased to Bt3,321m in 2008 from Bt644m in 2007 due to our hedging policy. In 2008, swap and forward contract receivable of Bt2,484m incurred from Baht depreciation, reversed from swap and forward contract payable of Bt383m in 2007.

Bt million	2007	% to total asset	2008	% to total asset
Current Assets	20,586	16.0%	26,958	21.0%
Property and Equipment	8,561	6.6%	8,144	6.4%
Networks	78,527	60.9%	73,045	57.0%
Intangible asset	10,593	8.2%	6,538	5.1%
Defer tax asset	10,031	7.8%	10,075	7.9%
Others	644	0.5%	3,321	2.6%
Total Assets	**128,942**	**100.0%**	**128,081**	**100.0%**

Bt million	2007	% to total asset	2008	% to total asset
Cash	8,317	6.4%	16,301	12.7%
ST investment	123	0.1%	226	0.2%
Trade receivable	8,054	6.2%	5,790	4.5%
Inventories	1,236	1.0%	1,593	1.2%
Other current assets	2,855	2.2%	3,048	2.4%
Current Assets	**20,586**	**16.0%**	**26,958**	**21.0%**

Bt million	2007	% to total asset	2008	% to total asset
Short-term loan	3,492	2.7%	-	-
Trade accounts payable	4,218	3.3%	4,263	3.3%
CP of LT loans	1,545	1.2%	7,038	5.5%
Accrued R/S expense	3,634	2.8%	2,719	2.1%
Operation right payable	4,739	3.7%	-	-
Others	10,528	8.2%	10,840	8.5%
Current Liabilities	**28,157**	**21.8%**	**24,860**	**19.4%**

Liquidity as of December 2008 increased by a higher current ratio of 1.08, from 0.73 in 2007, due to higher cash outstanding and lower agreement to operate payable, resulted from the settlement agreement between DPC and DTAC in May 2008. The company has high level of liquidity as more than half of current assets are in cash. In 2008, trade receivable dropped 28.1% y-o-y as company received Bt2.5bn interconnection payment occurred during 2007.

Capital structure remained strong with the debt ratio of 42.7%, slightly higher than 41.5% in 2007. Total liability to equity increased to 74.4% from 70.9% in 2007 due to the loan drawdown during the year while equity slightly dropped as the company's payout ratio exceeded 100% of net profit. However, stripping out non-cash expenses, AIS free cash flow was more than enough to pay for dividend. During the year, AIS paid cash dividend amounted Bt18,653m, equivalent to Bt6.3 per share. With the higher cash on hand, net debt to equity as of December 2008 was 24.5%, declined from 29.2% as of 2007.

Bt million	2007	2008
Total interest-bearing debt	30,349	34,328
Total liabilities	53,481	54,646
Total equity	75,461	73,436
Net debt to equity	29.2%	24.5%
Total liabilities to equity	70.9%	74.4%

Debentures and loans AIS had total interest bearing debt of Bt34,328m, rose 13.1% from Bt30,348m in 2007 as the company issued the debenture amounted Bt4,000m in April 2008 and the additional long term borrowing amounted Bt5,029m to finance CAPEX. Effective interest rate was 5.1% per annum, dropped from 5.3% in 2007 as the new debts weighed down the borrowing cost. In January 2009, AIS issued two new tranches of total Bt7,500m unsecured debentures; a) 3.5-year debenture with a coupon of 4% p.a. for the first 2.5 year and 5% p.a. for the last year b) 5-year debenture with a coupon of 4% p.a. for the year 1-2, 5% p.a. for year 3-4, and 6% p.a. for year 5.

Unit: million	Balance 2007	Balance 2008	Repayment[1] 2009	2010	2011	2012	2013
Short term borrowing	3,492	-	-	-	-	-	-
Long term loan[2]	10,745	15,718	411	408	9,889	400	398
Debenture[1]	16,111	18,610	6,627	-	4,000	-	8,000
Total debt	**30,348**	**34,328**	**7,038**	**408**	**13,888**	**400**	**8,398**

(1) includes bond issuing cost; (2) includes swap contract

Cash Flow

Cash flow position in 2008 was stronger than 2007 from improved operating cash flow and lower CAPEX. Solid revenue growth combined with effective cost control had supported 2008 group's performance, and reflected in a higher cash flow from operations. CAPEX in 2008 decreased to Bt12.6bn from Bt17.1bn in 2007 due to the successful off-peak tariff plans as well as the milder price competition, which helped AIS to achieve the efficient network utilization. During 2008, AIS generated operating cash flow before change in working capital of Bt47.7bn and increased long-term borrowing by Bt9bn while repaid Bt5.2bn of debts, paid dividend amounted Bt18.7bn as well as financed CAPEX of Bt12.6bn. The group had net increase in cash of Bt8.2bn for the period.

Source and use of fund: FY2008

Source of Fund		Use of Fund	
Operating CF before change in working capital	47,702	CAPEX & Fixed assets	12,586
Share capital and share premium	283	Repayment of ST borrowing	3,500
Interest received	324	Interest paid	1,580
Disposal of property and equipment	132	Changes in working capital	10,981
Proceed from L-T borrowing	9,014	Dividend Payment	18,681
		Short-term investments & subsidiary	229
		Cash increase	8,235
		Repayment of LT borrowing	1,661
Total	**57,454**	**Total**	**57,454**

FY2009 MANAGEMENT OUTLOOK & STRATEGY

Market subscriber forecast	5m net additions for the market
Market share	Maintain revenue market share
Service revenue	3-4% service revenue growth
Marketing expense	3% of total revenue (equivalent to 3.5% of total revenue excluding IC)
Network amortization	8-10% rise (network amortization and depreciation as booked under cost of service only, exclude PPE depreciation in SGA, and amortization of operation right)
EBITDA margin	41-42% (equivalent to 48-49% exclude IC)
Capex	Bt13-15bn cash capex (including 3G on 900MHz)
Net IC revenue	Bt400-700m

The telecom market growth is expected to significantly slow down during 2009, following the weakness in economic growth which already shown during the last quarter of 2008 and will continue to dampen consumer demand and purchasing power. While Thailand GDP forecasts are ranging from 0-2%, AIS expect to grow its revenue at 3-4% supported by (1) continued penetration in the upcountry market where consumers are still relatively well-off from the agricultural sector; (2) benign competition with competitive focus gearing toward customer experience, retention program, and quality subscribers rather than aggressive price play; (3) outperforming non-voice service but with slower growth of 10-15% compared to 28% growth in 2008, reflecting lower consumer spending. In addition, handset sales revenue is also expected to slowdown in 2009 following softer consumer demand.

The mobile penetration is expected to reach over 100% in 2009 with overall market net additions on the more organic growth of 5 million, unlike the hype of multiple SIMs in 2007-08 which drove net additions to 8-10 million per year. Since multiple SIMs impact is mostly prevalent in the urban area, the rural market is estimated to remain only 50-60% penetrated and therefore posts opportunity for organic subscriber growth. AIS's strength in rural network coverage, premium quality and distinctive brand presence will be the key to win in these markets and will serve the aim to maintain overall revenue market share.

The interconnection regime helped bring in price rationality and stability reflected in benign price competition during the past six consecutive quarters. Since the new industry structure was in place, the industry players have been adjusting tariff structure and pricing accordingly to balance between revenue growth and the cost of interconnection. The trend is expected to continue with competition moving away from price-driven/aggressive acquisition strategy toward quality, segment-campaigns, and customer loyalty. Less irrational pricing will translate into less excessive demand on capacity and hence lower burden on capex requirement. Operating expense will also be less pressured as incentives will be toward better quality of revenue, and the right mix of marketing activities to ensure the quality growth amidst a mild-spending mentality of consumers. With AIS's large-scale advantage, the focus of operation in 2009 will be to control its cash operating expense with an aim to deliver stable margin.

Mobile data service will be the key growth driver in the next 3-5 years. The higher speed of data provided in 2008 through EDGE technology was the main supporter of 28% growth. 2009 will be challenging without 3G as consumer demand will be softer, hence the data revenue is expected to grow only 10-15%. The positive side of this projected growth is that even during the heighten inflation in mid-2008 and the weak sentiment in 4Q08, non-voice revenue was still delivering outperforming growth over 20%.

3G license will be the key milestone this year as AIS is working closely on all fronts to ensure highest possibility of attaining the new license which will allow all industry players to operate at more level-playing field under a fair cost structure. Operationally, AIS has been preparing for readiness to ensure the shortest launch time for commercial service. Financially, AIS is also in well-shape to support the funding needs, partly reflected in the success of debenture issuance in Jan-09. While macro environment post a significant challenge this year, the operational large-scale advantage and solid financial strength will support AIS's flexibility to grow amidst this tough year.

FINANCIAL SUMMARY

P&L summary	4Q07	3Q08	4Q08	%y-o-y	%q-o-q	2007	2008	%y-o-y
Service revenue	36,642	24,623	24,077	-34.3	-2.2	94,810	99,586	5.0
Sales revenue	3,228	2,905	2,194	-32.0	-24.5	13,644	11,206	-17.9
Total revenue	39,870	27,528	26,270	-34.1	-4.6	108,454	110,792	2.2
Cost of service	(20,380)	(10,348)	(10,145)	-50.2	-2.0	(38,441)	(41,484)	7.9
Revenue sharing	(5,412)	(4,990)	(4,823)	-10.9	-3.3	(19,691)	(20,021)	1.7
Cost of Sales	(2,960)	(2,730)	(2,198)	-25.7	-19.5	(12,624)	(10,534)	-16.6
Gross Profit	**11,118**	**9,461**	**9,104**	**-18.1**	**-3.8**	**37,697**	**38,753**	**2.8**
SG&A	(3,382)	(2,732)	(3,280)	-3.0	20.1	(12,767)	(11,205)	-12.2
EBITDA	**12,698**	**11,491**	**10,637**	**-16.2**	**-7.4**	**43,684**	**46,406**	**6.2**
Interest Expense	(427)	(417)	(440)	2.8	5.4	(1,721)	(1,625)	-5.5
EBT	7,441	6,469	2,118	-71.5	-67.3	23,804	24,846	4.4
Net Income	**5,132**	**4,533**	**420**	**-91.8**	**-90.7**	**16,290**	**16,409**	**0.7**

Breakdown – Service revenue	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08
Postpaid – voice	23.5%	23.5%	21.5%	19.3%	17.7%	18.3%	18.0%	18.5%
Prepaid – voice	56.3%	57.6%	59.1%	59.5%	58.5%	59.1%	58.6%	57.9%
Postpaid – data	4.6%	4.3%	4.5%	4.8%	5.2%	4.9%	5.4%	6.3%
Prepaid – data	6.3%	6.2%	6.6%	6.9%	7.3%	7.7%	8.1%	8.2%
International roaming	5.2%	4.2%	4.4%	5.1%	5.4%	4.5%	4.4%	3.4%
Others (IDD, other fees)	4.1%	4.2%	3.9%	4.4%	5.9%	5.5%	5.5%	5.7%
Sales revenue								
Handset	93.7%	93.4%	94.7%	95.2%	95.0%	95.8%	95.9%	94.5%
SIM	6.3%	6.6%	5.3%	4.8%	5.0%	4.2%	4.1%	5.5%
Breakdown – Cost of service								
Amortisation	67.3%	68.4%	68.7%	69.2%	68.8%	69.0%	68.5%	68.8%
Base station	9.6%	9.8%	9.3%	9.2%	9.6%	9.8%	9.4%	9.7%
Maintenance	8.0%	7.3%	7.8%	7.6%	6.7%	6.7%	7.6%	7.0%
Others	15.1%	14.5%	14.2%	14.0%	14.9%	14.5%	14.5%	14.5%
Cost of sales								
Handset	98.2%	97.1%	96.9%	97.6%	97.6%	97.2%	97.5%	96.2%
SIM	1.8%	2.9%	3.1%	2.4%	2.4%	2.8%	2.5%	3.8%

Balance Sheet summary	2007	2008
Current Assets	20,586	26,958
Fixed Assets	87,088	81,189
Total Assets	128,942	128,081
Total Liabilities	53,481	54,646
Retained Earnings	49,999	47,755
Total Equities	75,461	73,436

Key Ratios	2007	2008
EBITDA	43,684	46,406
EBITDA Margin	40.3%	41.9%
Interest Coverage (x)	14.5	16.9
DSCR (x)	4.5	3.7
Net Debt / EBITDA (x)	0.50	0.39
Debt to Equity (x)	0.29	0.25
Total Liabilities to Equity (x)	0.71	0.74
Free cash flow to EV (%)	6.8%	10.3%
ROE (%)	21.3%	22.0%

OPERATIONAL DATA

Subscribers	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08
GSM Advance	2,534,700	2,566,300	2,349,300	2,203,500	2,243,100	2,260,300	2,410,400	2,534,200
GSM 1800	92,000	86,800	82,600	82,400	81,400	79,700	78,600	77,800
Postpaid	2,626,700	2,653,100	2,431,900	2,285,900	2,324,500	2,340,000	2,489,000	2,612,000
Prepaid	18,462,600	20,038,300	20,772,500	21,819,500	22,762,800	23,624,700	24,285,600	24,698,200
Total subscribers	21,089,300	22,691,400	23,204,400	24,105,400	25,087,300	25,964,700	26,774,600	27,310,200
Net additions								
Postpaid	384,300	26,400	-221,200	-146,000	38,600	15,500	149,000	123,000
Prepaid	1,183,500	1,575,700	734,200	1,047,000	943,300	861,900	660,900	412,600
Total net additions	1,567,800	1,602,100	513,000	901,000	981,900	877,400	809,900	535,600
Churn rate (%)								
Postpaid	2.5%	3.9%	4.8%	4.7%	1.9%	1.9%	1.7%	2.0%
Prepaid	2.9%	2.7%	3.9%	3.9%	4.4%	4.5%	5.1%	5.2%
Blended	2.9%	2.9%	4.0%	4.0%	4.2%	4.3%	4.8%	4.9%
Subscriber market share								
Postpaid	44%	44%	42%	41%	41%	41%	41%	n/a
Prepaid	50%	49%	47%	46%	46%	46%	45%	n/a
Total	49%	48%	46%	46%	46%	45%	45%	n/a
ARPU excl. IC (Bt)								
GSM Advance	811	741	696	744	757	743	711	695
GSM 1800	781	773	760	739	729	713	676	666
Postpaid	809	742	698	743	756	742	709	695
Prepaid	249	234	222	227	231	218	206	193
Blended	317	295	274	279	280	266	252	241
ARPU incl. net IC (Bt)								
GSM Advance	788	708	665	696	707	688	661	647
GSM 1800	781	773	760	739	729	692	657	649
Postpaid	787	710	668	698	708	688	661	647
Prepaid (One-2-Call!)	263	258	233	238	237	224	214	203
Blended	326	312	282	283	282	267	255	245
MOU (minutes: billable outgoing only)								
GSM Advance	587	504	511	573	594	574	550	546
GSM 1800	412	416	422	426	476	472	473	487
Postpaid	580	501	507	568	589	570	548	544
Prepaid	228	218	224	239	260	266	262	242
Blended	270	252	256	271	290	294	288	270
Traffic								
% outgoing to total minute	46%	47%	48%	48%	48%	49%	49%	49%
% on-net to total outgoing minute	56%	63%	68%	70%	71%	73%	75%	76%

QUARTERLY REVIEW OF TARIFF PLANS

Prepaid plans

One-2-Call! SIM
10PM-6PM bt0.80, 6PM-10PM Bt1.07

- SIM price: Bt110 , validity 30 days
- 10pm-6pm: bt0.75/minutes , 6pm-10pm: bt1/minute
- Get unlimited free call to Hutch

FIFTY & FREEDOM SIM

- SIM price: Bt50, validity 30 days
- Subscriber can choose only 1 out of 4 options:

1. Bt1.93 on the first minute, bt0.49/minute thereafter for call within AIS , bt1.93/minute for call to other networks
2. Call to 2 AIS numbers bt0.20/minute ,others bt1.60/minutes
3. 10pm-6pm: bt0.96/minutes , 6pm-10pm: bt1.93/minutes
4. Bt1.40/minute to all networks

2 Friends	▪ Bt300 for 30 days ▪ Call to 2 AIS numbers bt0.25/minute, others bt1.75/minute
5 Friends	▪ Bt300 for 30 days ▪ Call to 5 AIS numbers bt0.50/minute, others bt1.75/minute
Call in Gang	▪ Bt300 for 30 days ▪ Call to numbers using promotion "Call in Gang" bt1 for first minute, bt0.50/minute thereafter, others bt1.75/minute

Postpaid plans

GSM Double 100	▪ Monthly fee: Bt100 ▪ free call Bt 200, Bt2/minute to all networks
GSM Double 200/400/800/1,200	▪ Monthly fee: Bt200/400/800/1,200 ▪ free call Bt 400/800/1,600/2,400 , Bt1.50/minute to all networks
GSM Rang 199/month	Monthly fee: Bt199 **For On-net** ▪ 5am-5pm: Unlimited free call ▪ 5pm-5am: Bt1.50/minute **For off-net** ▪ Bt1.50/minute
Every 1	▪ Monthly fee: Bt300 ▪ Free call Bt300, Bt2 for the first minute, Bt1/minute thereafter ▪ SMS:Bt1/time for first 30 times, Bt2/time thereafter ▪ MMS: Bt1/time for first 10 times, Bt6/time thereafter ▪ GPRS: Bt1/minute

ARPU DEFINITION

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The ARPU definition is outlined accordingly.

	ARPU exclude IC	ARPU include IC
Definition	Consolidated service revenue exclude international call revenue from AIN and interconnection revenue divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue (beg.sub + end.sub) / 2	Consolidated service revenue exclude international call revenue from AIN divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue + Net IC revenue (beg.sub + end.sub) / 2
Revenue composition	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☑ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued

AIS. With you, Always

Glossary of terms and definitions

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
ARPU excl. IC	Consolidated service revenue exclude international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; exclude call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation, amortization, and allowance for impairment as a percentage to total revenue
Interest Coverage	Interest expense for the period divided by operating profit for the period
DSCR	Debt service coverage ratio calculated EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Debt Ratio	Total liabilities at ending period divided by total assets at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)

This document contains certain forward-looking statements .They refer to future events and to the future financial performance of the companies in Shin Group .Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue" Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct .Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2009

RECEIVED
2009 FEB 26

SH 010/2009

February 20, 2009

Subject: Submission of audited financial statements for 2008

To: The President
The Stock Exchange of Thailand

Enclosures: 1. Copy of the financial statements and auditor's report for 2008.
2. Summary of the Company's operating results (Form F45-3)
3. Management Discussion and Analysis for 2008.

We would like to inform you that the Board of Directors Meeting of Shin Corporation Plc (the "Company") No. 2/2009, held on February 20, 2009, approved the balance sheets, statements of income and cash flow statements for 2008, ended December 31, 2008. The Company would like to submit the copies of financial statements and clarify the operating results as follow.

The Company's operating results (Cost Method)

Baht million	2008	2007	% Increase (decrease)
Dividend income	8,003.4	8,078.3	-0.9
Gain on sale of investment	-	271.0	-100.0
Other income	64.3	49.7	29.3
Total revenue	8,067.7	8,399.1	-3.9
Less operating expenses (net)	269.6	371.7	-27.5
Operating profit	7,798.1	8,027.3	-2.9
Less impairment loss on investment	86.9	4,940.8	-98.2
Net profit	**7,711.2**	**3,086.6**	**149.8**

The Company had a net profit under the cost method of 7,711.2 million baht for 2008, an increase from 3,086.6 million baht in 2007. This was mainly due to the impairment loss on Capital OK Co., Ltd. (OK) of 4,940.8 million baht in 2007 but, in 2008, it was only 86.9 million baht on our investment in Payment Solution Co., Ltd.

Consolidated operating results

The consolidated net profit attributable to the Company for 2008 was 5,649.4 million baht, improved by 488.5% from net profit of 960.0 million baht for 2007.

(Unit: million baht)

Financial results by business segment	2008	2007	% increase (decrease)
Shin Corporation Plc. and others			
- Operating loss	-219.3	-312.5	-29.8
- Gain on sale of investment in budget airline business	-	406.8	-100.0
- Gain (loss) on sale of investment in consumer finance	-	-1,378.1	-100.0
- Impairment loss on assets in PS	-86.9	-	n/a
- Impairment loss on investment in PS	-60.1	-	n/a
Local wireless telecommunications (ADVANC)	6,717.5	6,893.1	-2.5
Satellite & International business (THCOM)	-270.1	1,290.2	-120.9
Media & Advertising business	-431.7	-2,449.8	-82.4
Consumer finance business	-	-3,480.5	-100.0
Budget airline business	-	9.2	-100.0
Net profit	**5,649.4**	**960.0**	**488.5**

1. The share of the net result from local wireless telecommunications operated by Advanced Info Service Plc and its subsidiaries (ADVANC) decreased by 2.5%. The significant effects on the profit of ADVANC are as follows:
   - In 2008, ADVANC cease the goodwill amortization, following Thai Accounting Standard #43, but using impairment test instead. This had decreased its expenditure by 1,167 million baht.
   - In 2008, there was impairment loss on Digital Phone Co., Ltd. (DPC) Goodwill of 3,553 million baht.
   - In 2008, DPC booked a gain of 1,217 million baht (after tax) as a result from the over accrued liability related to the dispute in The Unwind Agreement which DPC paid less than such accrued liability to Total Access Communication Plc.

   Apart from the effects above, the normalized net profit of ADVANC increased by 7.5% from 2007. The improvement was from the increase in service revenue, healthty subscriber base which turned into lower provision for bad debt, and efficient cost control that reduce operating expenses.
2. Satellite & International business operated by THCOM contributed net loss of 270 million baht while it contributed net profit of 1,290 million baht in 2007 due to THCOM had gain on sale of investment in Shenington Investment Pte Ltd. of 1,310 million baht.
3. The Media & Advertising business reported a loss of 432 million baht decreased from 2,450 million baht in 2007, mainly due to loss from impairment of ITV's under operating agreement asset of 1,961 million baht as a result of the operation ceased as the Operation Agreement was revoked in March 2007.
4. The Consumer Finance business, there was no loss contribution from Capital OK Co., Ltd. (OK) in 2008 because this investment was divested in December 2007. In 2007, the Company recorded a loss from net results and loss from sale of investment in OK of 3,481 million baht and 1,378 million baht respectively.

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2009

SH 009/2009

February 20, 2009

Subject: Notification of the resolutions of Board of Directors' Meeting No. 2/2009 regarding the dividend payment and calling the Annual General Meeting of Shareholders for 2009

To: The President
Stock Exchange of Thailand

Attachment: Notes to the interim dividend payment

The Board of Directors of Shin Corporation Plc (the "Company") passed the following resolutions at Meeting No. 2/2009 held on February 20, 2009 at 4.00 p.m. at the Board Room, Shinawatra Tower 1, 414 Phaholyothin Road, Samsen Nai, Phayathai, Bangkok 10400, resolved the following matters:

1. Certified the Minutes of Board of Directors' Meeting No. 1/2009 held on January 21, 2009.

2. Approved the balance sheet, income statements and cash flow statements for the year_ended December 31, 2008.

3. Approved the appointment of the following auditors from KPMG Phoomchai Audit Limited as the Company's auditors for the fiscal year 2009:

   - Mr. Supot Singhasaneh Certified Public Accountant License No. 2826
   - Mr. Winid Silamongkol Certified Public Accountant License No. 3378
   - Ms. Somboon Supasiripinyo Certified Public Accountant License No. 3371
   - Mr. Charoen Phosamritlert Certified Public Accountant License No. 4068

   Anyone of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit. The Board also fixed the auditors' fees for the year 2009 at an amount not exceeding Baht 2.19 million, the same amount as the year 2008. The appointment of the Company's auditors and their fees for the year 2009 will be proposed to the Annual General Meeting of Shareholders for 2009 for further approval.

4. Approved the Company's dividend payments for the year 2008 and interim dividend for the period January 1, 2009 to April 9, 2009 as follows:

Dividend payments	Performance Period	Dividend (Baht/Share)	Approximate dividend payment (Million Baht)
4.1 Annual dividend for 2008	January 1,2008 – April 10, 2008	1.25	4,001
	April 11, 2008 – August 13, 2008	1.15	3,681
	Total	**2.40**	**7,682**
4.2 Interim dividend payment	January 1, 2009 – April 9, 2009	1.25	4,001

Annual dividend for 2008 per 4.1, the Company has already paid the annual dividend for 2008 at a total of Baht 2.40 per share so there is no additional payment for the year 2008.

The interim dividend payment for the period January 1, 2009 to April 9, 2009 as per 4.2, is subject to dividend received from ADVANC, which will be approved by ADVANC's Annual General Meeting of Shareholders for 2009 on April 8, 2009.

(Please see the note to the interim dividend payment under Item 4.2 in the attachment.)

The share registration book to determine the right of shareholders to receive the dividend will be closed on April 23, 2009 and the dividend will be paid on May 6, 2009. The dividends payment for item 4.2 will be proposed to the Annual General Meeting of Shareholders 2009 for approval.

5. Approved the appointment of directors replacing those who will retire by rotation in 2009.

5.1 The directors who will retire by rotation are as follows:

5.1.1	Dr. Virach Aphimeteetamrong	Chairman of the Board of Director and Independent Director
5.1.2	Mr. Somprasong Boonyachai	Director, Chairman of the Group Executive Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination & Governance Committee, Member of the Strategic and Organization Review Committee and Authorized Director
5.1.3	Mr. Arak Chonlatanon	Director, Member of the Executive Committee, Member of the Strategic and Organization Review Committee and Authorized Director
5.1.4	Mr. Boonklee Plangsiri	Director (He resigned from the Board of Directors on April 1, 2008)

5.2 The directors who will be re-appointed are as follows:

5.2.1	Dr. Virach Aphimeteetamrong	Chairman of the Board of Director and Independent Director
5.1.2	Mr. Somprasong Boonyachai	Director, Chairman of the Group Executive Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination & Governance Committee, Member of the Strategic and Organization Review Committee and Authorized Director
5.1.3	Mr. Arak Chonlatanon	Director, Member of the Executive Committee, Member of the Strategic and Organization Review Committee and Authorized Director

5.3 The Board of Directors comprises of 9 persons the following members:

5.3.1	Dr. Virach Aphimeteetamrong	Chairman of the Board of Directors and Independent Director
5.3.2	Mr. Somchai Supphatada	Director, Independent Director and Chairman of the Audit Committee
5.3.3	Mr. Vithit Leenutapong	Director, Independent Director, Member of the Audit Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination & Governance Committee and Member of the Strategic and Organization Review Committee
5.3.4	Mr. Chalaluck Bunnag	Director, Independent Director and Member of the Audit Committee
5.3.5	Mr. Surin Upatkoon	Director
5.3.6	Mr. Boon Swan Foo	Director, Chairman of the Leadership Development and Compensation Committee, Chairman of the Nomination & Governance Committee, Chairman of the Strategic and Organization Review Committee and Authorized Director
5.3.7	Mrs. Thitima Roungkhawnsiriroj	Director, Member of the Nomination & Governance Committee and Authorized Director

5.3.8	Mr. Somprasong Boonyachai	Director, Chairman of the Group Executive Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination & Governance Committee, Member of the Strategic and Organization Review Committee and Authorized Director
5.3.9	Mr. Arak Chonlatanon	Director, Member of the Executive Committee, Member of the Strategic and Organization Review Committee and Authorized Director

5.4 The authorized signatories are as follows:
"Mr. Boon Swan Foo, Mrs. Thitima Roungkhawnsiriroj, Mr. Somprasong Boonyachai or Mr. Arak Chonlatanon. Any two of these four directors may jointly sign and affix the Company's seal."

The Company will be proposed the authorized signatures at the Annual General Meeting of Shareholders 2009 for approval.

6. Approved, with the approval of the Leadership Development and Compensation Committee, the directors' remuneration for 2009 at an amount not exceeding Baht 18 million. The remuneration for 2009 will be proposed at the Annual General Meeting of Shareholders for 2009 for further approval.

7. Approved the holding of the Annual General Meeting of shareholders 2009 on April 10, 2009 at 10.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The Company will be the Record Date on which the shareholders have the right to attend and vote in the Company's 2009 AGM will be on March 19, 2009, and the share registration book closing date for gathering shareholders' name under the Section 225 of the Securities and Exchange Act B.E. 2535 will be on March 20, 2009. The agenda for the meeting is as follows;

Item 1	Matters to be informed;
Item 2	To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008;
Item 3	To consider and adopt the Board of Directors' report on the Company's operating results for 2008;
Item 4	To consider and approve the Balance Sheets and Statements of Income for the year ended December 31, 2008;
Item 5	To consider and approve the appropriation of the net profit for the dividend payments; 5.1 Appropriation of the net profit for 2008 as the annual dividend 5.2 Appropriation of the net profit for the period January 1- April 9, 2009 as the interim dividend
Item 6	To consider and approve the appointment of the Company's external auditors and to fix their remuneration for 2009;

6.1 To consider and approve the appointment of the Company's external auditors for 2009

6.2 To consider and approve the remuneration of the Company's external auditors for 2009

Item 7 To consider and approve the appointment of directors to replace those who will retire by rotation in 2009;

Item 8 To consider and approve the remuneration of the Company's Board of Directors for 2009;

Item 9 Other business (if any)

Attachment

Note to the interim dividend payment for performance
From January 1, 2009 to April 9, 2009

1. **The effect of change in accounting policy**
Notification of the Federation of Accounting Professions No. 26/2549 dated October 11, 2006 and No. 32/2549 dated 3 November 2006 relates to the amendment of TAS No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" and TAS No. 45 "Accounting for Investments in Associates". The notification requires the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in separate financial statements. Under the cost method of accounting, income from investments is recorded when dividends are declared instead of the share of net results from investments over the same period. The notification is mandatory from January 1, 2007. The Company has applied such method of accounting for investments in subsidiaries and associates and has also applied the same method for investments in joint ventures presented in company financial statements. Furthermore, the Company has applied retroactive adjustment. The change in accounting method impacts the separate financial statements only and does not impact the consolidated financial statements. As a result, the Company's retained earnings decreased significantly.

2. **Dividend Policy**
After the change in accounting policy, the dividend will be distributed according to the Company's performance using the cost method. This is to be in line with the Company's operations (as the holding company) whose major source of revenue is from dividend receipt. For the purpose of continuing to make regular dividend payments to shareholders, despite of the impact from the change in accounting policy, the Company has proposed the interim dividend payment following the Board of Director of ADVANC (Which SHIN holds 42.67% stake (as of February 20, 2009)) on February 18, 2009 proposed to pay dividend in the rate of Baht 3.30 per share to the ADVANC's Annual General Meeting for approval on April 8, 2009.

The Company's estimated net profit for the period start from January 1 to April 9, 2009 is 4,111 million baht and retained earnings are Baht 4,476 million. The Board of Directors then consider to propose the interim dividend payment from the Company's retained earnings for the period January 1 to April 9, 2009. The pro forma interim financial statements according to the cost method (unaudited and unreviewed) are shown in Attachment.

3. **Proposed interim dividend payment for performance from January 1 to April 9, 2009**
As the Board of Directors of ADVANC passed a resolution to call the Annual General Meeting of Shareholders for the year 2009 on April 8, 2009, there will be the agenda of dividend payment of Baht 3.3 per share for the performance of the second half of the year 2008. The Company expects to realize dividend income in the amount of 4,170.2 million baht (1,263,712,000 shares at Baht 3.30 per share) on April 8, 2009. Based on the Company's retained earnings of the estimated interim earnings results during January 1 – April 9, 2009, the Company would be able to pay dividend.
As a result, the Company proposed to pay interim dividend in the rate of Baht 1.25 per share, approximately 4,001 million baht to shareholders. The Company will reserve the remaining cash for working capital.

Shin Corporation Public Company Limited
Interim Financial Statements (Cost method)

Statements of Income (Million Baht)	For the year ended 31 December 2008 Actual	For the period start from 1 Jan - 9 Apr 2009 Pro Forma
	(Audited)	(Unaudited and unreviewed)
Revenues		
Dividends income	8,003	4,170
Other income	64	12
Total revenues	**8,067**	**4,182**
Expenses		
Selling and administrative expenses	269	71
Impairment loss on investment in a subsidiary	87	-
Total expenses	**356**	**71**
Net profit for the period	**7,711**	**4,111**

Balance Sheets (Million Baht)	As at 31 December 2008 Actual	As at 9 April 2009 Pro Forma
	(Audited)	(Unaudited and unreviewed)
Assets		
Cash, cash equivalents and current investments	1,727	1,635
Investments in subsidiaries, associates and jointly-controlled entities	12,502	12,502
Accured devidend income	-	4,170
Other assets	101	99
Total assets	**14,330**	**18,407**
Liabilities and shareholders' equity		
Total liabilities	**67**	**33**
Shareholders' equity		
Share capital	3,201	3,201
Premium on share capital	10,197	10,197
Retained earnings		
Legal reserve	500	500
Retained earnings - Unappropriated	365	4,476
Total shareholders' equity	**14,263**	**18,374**
Total liabilities and shareholders' equity	**14,330**	**18,407**

END